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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

        Attached hereto as Exhibit A is a copy of the proposed Agreement and Plan of Merger by and between Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our") and MCI, Inc. ("MCI") that was executed by Qwest and delivered to MCI on Tuesday, April 5, 2005. At that time, Qwest had also provided assurances to MCI that Qwest's offer would be revoked only under certain specified circumstances, including, among other circumstances, if MCI did not declare Qwest's offer a Superior Proposal, MCI did not recommend and continue to recommend the Qwest proposal, or MCI had not executed an agreement with Qwest by June 19, 2005.

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

2

Exhibit A

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 5, 2005

BETWEEN

QWEST COMMUNICATIONS INTERNATIONAL INC.

AND

MCI,  INC.

i

LIST OF EXHIBITS

Exhibit	Title
1	Form of Voting Agreement
1.1	Form of New Qwest Certificate of Incorporation and By-Laws
1.6	Form of Contribution Agreement
6.13	Form of Affiliate Agreement

INDEX OF DEFINED TERMS

Term	Section
"Affiliate"	Section 9.12
"Affiliate Agreement"	Section 6.13
"Aggregate Base Merger Consideration"	Section 1.12
"Aggregate Incremental Amount"	Section 9.12
"Agreement"	Preamble
"Average Qwest Stock Price"	Section 9.12
"Bankruptcy Cases"	Section 9.12
"Bankruptcy Claims"	Section 9.12
"Bankruptcy Claims Proposals"	Section 1.12(d)
"Bankruptcy Claims Valuation Firm"	Section 1.12(a)
"Bankruptcy Code"	Section 9.12
"Bankruptcy Court Order"	Section 6.17
"Base Merger Consideration"	Section 1.11(b)
"Benefits Continuation Period"	Section 6.6(a)
"Board of Directors"	Section 9.12
"Business Combination Transaction"	Section 6.5(e)
"Business Day"	Section 9.12
"Certificates"	Section 1.17(c)
"Certificates of Merger"	Section 1.8
"Change"	Section 6.2(a)
"Change in Recommendation"	Section 6.5(c)
"Change in the MCI Recommendation"	Section 6.2(a)
"Change in the Qwest Recommendation"	Section 6.2(b)
"Chapter 11 Plan"	Section 9.12
"Closing"	Section 1.7
"Closing Date"	Section 1.7
"Code"	Recitals
"Confidentiality Agreement"	Section 6.3
"Constituent Documents"	Section 9.12
"Continuing Employees"	Section 6.6(a)
"Corporate Monitor Order"	Section 6.20
"D & O Insurance"	Section 6.8(a)
"Debtors"	Section 9.12
"DGCL"	Section 1.5
"Dissenting Shares"	Section 9.12
"Dissenting Stockholder"	Section 1.15
"DOJ"	Section 6.4(b)
"Effective Time"	Section 1.8
"Environmental Laws"	Section 9.12
"Environmental Permits"	Section 9.12
"Equity Amount"	Section 1.11(b)
"ERISA"	Section 9.12
"Exchange Act"	Section 9.12
"Exchange Agent"	Section 2.1
"Exchange Fund"	Section 2.1
"Exchange Ratio"	Section 1.11(b)
"Excluded Shares"	Section 9.12

"Expenses"	Section 6.7
"FCC"	Section 3.7(b)
"Final Remaining Specified Included Liabilities Amount"	Section 9.12
"Form S-4"	Section 3.10
"FTC"	Section 6.4(b)
"GAAP"	Section 3.8(b)
"Good Condition"	Section 3.17(c)(i)
"Governmental Entity"	Section 9.12
"Greenhill"	Section 3.18
"Hazardous Substances"	Section 9.12
"HSR Act"	Section 3.7(b)
"Incremental Amount"	Section 1.12(g)
"Indebtedness"	Section 9.12
"Industry Standards"	Section 3.17(c)(i)
"Injunctions"	Section 6.20
"Intellectual Property Licenses"	Section 9.12
"Intellectual Property"	Section 9.12
"Intervening Event"	Section 6.5(e)
"IRS"	Section 9.12
"Joint Proxy Statement/Prospectus"	Section 6.1(a)
"JPMorgan"	Section 3.18
"Law"	Section 9.12
"Lazard"	Section 3.18
"Leased Network Facilities"	Section 9.12
"Liens"	Section 9.12
"Maximum Annual Premium"	Section 6.8(a)
"MCI"	Preamble
"MCI Benefit Plans"	Section 9.12
"MCI Business"	Section 9.12
"MCI Certificate of Merger"	Section 1.8
"MCI Certificates"	Section 1.11(c)
"MCI Common Stock"	Section 9.12
"MCI Contracts"	Section 3.22(b)
"MCI Customer Requirements"	Section 3.17(c)
"MCI Disclosure Letter"	Section 3
"MCI ESPP"	Section 1.13(c)
"MCI Financial Advisors"	Section 3.18
"MCI Financial Statements"	Section 9.12
"MCI Intellectual Property"	Section 3.21(a)
"MCI Material Adverse Effect"	Section 9.12
"MCI Merger Consideration"	Section 1.11(b)
"MCI Merger"	Section 1.5(b)
"MCI Merger Sub"	Section 1.2(b)
"MCI Owned Intellectual Property"	Section 3.21(a)
"MCI Real Property"	Section 3.16
"MCI Recommendation"	Section 6.2(a)
"MCI Restricted Shares"	Section 9.12
"MCI Right-of-Way Agreement"	Section 3.17(a)
"MCI Rights"	Section 9.12
"MCI Rights Agreement"	Section 9.12

v

"MCI SEC Documents"	Section 3.8(a)
"MCI Stock Plans"	Section 3.3(d)
"MCI Stockholder Approval"	Section 3.4(a)
"MCI Stockholders Meeting"	Section 6.2(a)
"MCI Subsidiary"	Section 3.2(a)
"Merger Consideration"	Section 1.17(b)
"Merger Subsidiaries"	Section 1.2(b)
"Mergers"	Section 1.5(b)
"Merrill Lynch"	Section 4.16
"Nasdaq"	Section 9.12
"Network Facilities"	Section 9.12
"Network Facility Agreements"	Section 9.12
"Neutral Valuation Firms"	Section 1.12(a)
"New Qwest"	Section 1.1
"New Qwest Common Stock"	Section 1.1
"New Qwest Equity Awards"	Section 6.6(e)
"New Qwest Restricted Shares"	Section 1.13(a)
"NYSE"	Section 9.12
"Order"	Section 9.12
"Other MCI Equity-Based Award"	Section 1.13(b)
"Other Qwest Equity-Based Award"	Section 1.18(d)
"Outside Date"	Section 8.1(b)
"Owned Network Facilities"	Section 9.12
"Paid Specified Included Liabilities Amount"	Section 9.12
"Per Share Cash Amount"	Section 1.11(b)
"Permitted Liens"	Section 9.12
"Person"	Section 9.12
"Preliminary Exchange Ratio"	Section 1.11(b)
"Proceeding"	Section 5.1(k)
"Qwest"	Preamble
"Qwest Benefit Plans"	Section 9.12
"Qwest Business"	Section 9.12
"Qwest Certificate of Merger"	Section 1.8
"Qwest Certificates"	Section 1.17(c)
"Qwest Common Stock"	Section 9.12
"Qwest Contracts"	Section 4.20(b)
"Qwest Customer Requirements"	Section 4.16(c)
"Qwest Disclosure Letter"	Section 4
"Qwest ESPP"	Section 1.18(c)
"Qwest Financial Advisors"	Section 4.16
"Qwest Financial Statements"	Section 9.12
"Qwest Intellectual Property"	Section 4.19(a)
"Qwest Material Adverse Effect"	Section 9.12
"Qwest Merger Consideration"	Section 1.17(b)
"Qwest Merger"	Section 1.5(a)
"Qwest Merger Sub"	Section 1.2(a)
"Qwest Option"	Section 1.18(b)
"Qwest Owned Intellectual Property"	Section 4.19(a)
"Qwest Preferred Stock"	Section 4.3(a)
"Qwest Real Property"	Section 4.14

"Qwest Recommendation"	Section 6.2(b)
"Qwest Restricted Shares"	Section 9.12
"Qwest Right-of-Way Agreements"	Section 4.15(a)
"Qwest Rights"	Section 9.12
"Qwest Rights Agreement"	Section 9.12
"Qwest SEC Documents"	Section 4.7(a)
"Qwest Stock Plans"	Section 4.3(d)
"Qwest Stockholder Approval"	Section 4.4(a)
"Qwest Stockholders Meeting"	Section 6.2(b)
"Qwest Subsidiaries"	Section 4.2(a)
"QSC"	Section 1.6
"Regulatory Law"	Section 6.4(b)
"Release"	Section 9.12
"Remaining Specified Included Liabilities Amount"	Section 1.12(a)
"Representatives"	Section 6.3
"Restoring Trust"	Section 9.12
"Sarbanes-Oxley Act"	Section 3.13(b)
"SEC"	Section 3.7(b)
"Software"	Section 9.12
"Securities Act"	Section 9.12
"Special Cash Dividend"	Section 6.16
"Specified Efforts"	Section 6.4(e)
"Specified Included Liabilities Amount"	Section 9.12
"Specified International Tax Liabilities"	Section 9.12
"Specified Material Adverse Effect"	Section 6.4(e)
"Specified Tax Liabilities Proposals"	Section 1.12(d)
"Specified Tax Liabilities Valuation Firm"	Section 1.12(a)
"State Commissions"	Section 3.7(b)
"Stock Consideration"	Section 1.11(b)
"Stockholder Approval"	Section 6.5(a)
"Subsidiary"	Section 9.12
"Superior Proposal"	Section 6.5(e)
"Takeover Proposal"	Section 6.5(e)
"Tax"	Section 9.12
"Tax Return"	Section 9.12
"Taxing Authority"	Section 9.12
"Termination Fee"	Section 8.3(a)
"Third Party"	Section 6.5(e)
"Trade Secrets"	Section 9.12
"Trigger Notice"	Section 1.12(a)
"UBS"	Section 4.16

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of April 5, 2005 (this "Agreement"), is between Qwest Communications International Inc., a Delaware corporation ("Qwest"), and MCI, Inc., a Delaware corporation ("MCI"). In this Agreement, all references to the date of this Agreement shall be deemed to mean April 5, 2005.

RECITALS

        WHEREAS, the respective Boards of Directors of Qwest and MCI have deemed it advisable and in the best interests of their respective companies and stockholders that Qwest and MCI engage in a business combination;

        WHEREAS, the combination of Qwest and MCI shall be effected by the terms of this Agreement through the Mergers;

        WHEREAS, within two Business Days of the execution and delivery of this Agreement by MCI, Mr. Philip Anschutz will execute and deliver a Voting Agreement with MCI substantially in the form attached as Exhibit 1 hereto with respect to shares of Qwest Common Stock beneficially owned by Mr. Anschutz;

        WHEREAS, in furtherance thereof, the respective Boards of Directors of Qwest and MCI have approved and declared advisable this Agreement and the applicable Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of capital stock of Qwest and each share of capital stock of MCI issued and outstanding immediately prior to the Effective Time will be converted into the right to receive shares of capital stock of New Qwest as set forth herein; and

        WHEREAS, it is intended that, for U.S. federal income tax purposes, (i) the exchange of Qwest Common Stock and MCI Common Stock pursuant to the Mergers, taken together, shall qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) the Qwest Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code;

        NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
THE MERGERS; CERTAIN RELATED MATTERS

        Section 1.1    Organization of New Qwest.    As promptly as practicable following the execution of this agreement, Qwest shall cause a new corporation ("New Qwest") to be organized under the laws of the State of Delaware for the sole purpose of effectuating the Mergers and the other transactions contemplated hereby. The certificate of incorporation and bylaws of New Qwest shall be substantially in the form attached as Exhibit 1.1 hereto. The authorized capital stock of New Qwest shall initially consist of 100 shares of common stock, par value $0.01 per share (the "New Qwest Common Stock"), of which only one share shall be issued to Qwest.

        Section 1.2    Organization of Merger Subsidiaries.    As promptly as practicable following the execution of this Agreement, Qwest shall cause New Qwest to organize for the sole purpose of effectuating the Mergers:

          (a)   a corporation organized under the laws of the State of Delaware ("Qwest Merger Sub"); the certificate of incorporation and bylaws of Qwest Merger Sub shall be in such forms as shall be determined by New Qwest and Qwest as soon as practicable following the execution of this Agreement; and the authorized capital stock of Qwest Merger Sub shall initially consist of 100 shares of common stock, par value $0.01 per share, all of which shares shall be issued to New Qwest at a price of $1.00 per share; and

          (b)   a corporation organized under the laws of the State of Delaware ("MCI Merger Sub" and, together with Qwest Merger Sub, the "Merger Subsidiaries"); the certificate of incorporation and bylaws of MCI Merger Sub shall be in such forms as shall be determined by New Qwest and Qwest as soon as practicable following the execution of this Agreement; and the authorized capital stock of MCI Merger Sub shall initially consist of 100 shares of common stock, par value $0.01 per share, all of which shares shall be issued to New Qwest at a price of $1.00 per share.

        Section 1.3    Actions of Directors and Officers.    As promptly as practicable following the execution of this Agreement, Qwest shall take all requisite action to designate the directors and officers of New Qwest and each of the Merger Subsidiaries and to take such steps as may be necessary or appropriate to complete the organization of New Qwest and the Merger Subsidiaries as contemplated by Sections 1.1 and 1.2. Qwest shall cause the directors of New Qwest to ratify and approve this Agreement and the directors of the Merger Subsidiaries to ratify and approve this Agreement.

        Section 1.4    Actions of Qwest and New Qwest.    As promptly as practicable following the execution of this Agreement, Qwest, as the holder of all the outstanding shares of New Qwest Common Stock, shall cause New Qwest to enter into and become a party to this Agreement and adopt this Agreement and shall cause New Qwest, as the sole stockholder of each of the Merger Subsidiaries, to cause the Merger Subsidiaries to enter into and become a party to this Agreement and adopt this Agreement. Qwest shall cause New Qwest, and New Qwest shall cause the Merger Subsidiaries, to perform their respective obligations under this Agreement. As promptly as practicable after the date hereof the parties shall cause this Agreement to be amended to add New Qwest and the Merger Subsidiaries as parties, and each Merger Subsidiary shall become a constituent corporation in its respective Merger.

        Section 1.5    The Mergers.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time:

          (a)   Qwest Merger Sub shall be merged with and into Qwest (the "Qwest Merger"). Qwest shall be the surviving corporation in the Qwest Merger and shall continue its corporate existence under the laws of the State of Delaware. The separate existence of Qwest Merger Sub shall cease. As a result of the Qwest Merger, Qwest shall become a wholly owned subsidiary of New Qwest.

          (b)   MCI Merger Sub shall be merged with and into MCI (the "MCI Merger"). MCI shall be the surviving corporation in the MCI Merger and shall continue its corporate existence under the laws of the State of Delaware. The separate existence of MCI Merger Sub shall cease. As a result of the MCI Merger, MCI shall become a wholly owned subsidiary of New Qwest. The Qwest Merger and the MCI Merger are together referred to herein as the "Mergers."

          (c)   At the Effective Time, the effect of the Mergers shall be as provided in this Agreement, the Certificates of Merger and the applicable provisions of the DGCL.

        Section 1.6    The Contribution.    Immediately following the consummation of the Mergers, New Qwest shall contribute all of the outstanding shares of MCI capital stock to Qwest Services Corporation, a Delaware company and wholly-owned subsidiary of Qwest ("QSC"), pursuant to the terms of the Contribution Agreement substantially in the form attached as Exhibit 1.6 hereto, in consideration of the actions of QSC as directed by New Qwest to consummate the MCI Merger including, without limitation, all distributions and payments made or directed by QSC as direct or indirect consideration in the MCI Merger.

        Section 1.7    Closing.    The closing of the Mergers (the "Closing") shall, subject to the fulfillment or waiver of the conditions set forth in Article VII, take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 333 West Wacker Drive, Chicago, Illinois at 10:00 a.m., Chicago time, on the third Business Day after all of the conditions set forth in Article VII have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing) in accordance with this Agreement or at such other place and time and/or on such other date as Qwest and MCI may agree in writing (the "Closing Date").

        Section 1.8    Effective Time.    Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall file the Certificates of Merger as contemplated by the DGCL, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL. The Mergers shall become effective at (i) the date and time both the certificate of merger relating to the Qwest Merger (the "Qwest Certificate of Merger") and the certificate of merger relating to the MCI Merger (the "MCI Certificate of Merger" and, together with the Qwest Certificate of Merger, the "Certificates of Merger") are duly filed with the Secretary of State of the State of Delaware or (ii) such subsequent time as Qwest and MCI shall agree and as shall be specified in the Certificates of Merger; provided that both Mergers shall become effective at the same time (such time as the Mergers become effective being the "Effective Time").

        Section 1.9    Charter and Bylaws.

          (a)   At the Effective Time, the Restated Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Qwest shall be amended so as to read in their entirety as the Certificate of Incorporation and Bylaws of Qwest Merger Sub as in effect immediately prior to the Effective Time.

          (b)   At the Effective Time, the Amended and Restated Certificate of Incorporation and the Bylaws of MCI shall be amended so as to read in their entirety as the Certificate of Incorporation and Bylaws of MCI Merger Sub as in effect immediately prior to the Effective Time.

        Section 1.10    Directors and Officers of Subsidiaries.

          (a)   At the Effective Time, the directors and officers of Qwest shall become the directors and officers of Qwest, as the surviving corporation of the Qwest Merger.

          (b)   At the Effective Time, the directors and officers of MCI Merger Sub shall become the directors and officers of MCI, as the surviving corporation of the MCI Merger.

        Section 1.11    Effect on MCI Capital Stock.

          (a)   At the Effective Time, by virtue of the MCI Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of MCI Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one fully paid and nonassessable share of common stock, par value $0.01 per share, of MCI, as the surviving corporation in the MCI Merger.

          (b)   At the Effective Time, by virtue of the MCI Merger and without any action on the part of the holder thereof, each share of MCI Common Stock issued and outstanding immediately prior to the Effective Time (excluding any MCI Restricted Shares, which shall be treated in accordance with Section 1.13(a), and Excluded Shares) shall be converted into the right to receive (i) that number (rounded to the nearest 1/100 of a share) of validly issued, fully paid and non-assessable shares of New Qwest Common Stock (the "Stock Consideration") equal to the Exchange Ratio and (ii) $7.90 in cash (as such amount may be adjusted pursuant to this Section 1.11, and subject to further adjustment as set forth in Section 1.12, the "Per Share Cash Amount"), without interest, together with any cash in lieu of fractional shares of New Qwest Common Stock to be paid pursuant to Section 2.5 (such shares and cash, the "Base Merger Consideration"). As used herein, "Preliminary Exchange Ratio" shall mean that number of validly issued, fully paid and non-assessable shares of New Qwest Common Stock equal to the number determined by dividing $14.00 (the "Equity Amount") by the Average Qwest Stock Price; provided, however, that (x) if the number determined by dividing the Equity Amount by the Average Qwest Stock Price is less than or equal to 3.373, the Preliminary Exchange Ratio shall be 3.373 and (y) if the number determined by dividing the Equity Amount by the Average Qwest Stock Price is greater than or equal to 4.217, the Preliminary Exchange Ratio shall be 4.217. Notwithstanding the foregoing, if the Preliminary Exchange Ratio is greater than 3.373 then New Qwest shall have the right to reduce the Preliminary Exchange Ratio to an amount no less than 3.373 (such adjusted amount being the "Exchange Ratio", but subject to further adjustment as set forth in Section 1.12) and, in such case, the Per Share Cash Amount shall be increased by an amount equal to the number determined by multiplying (x) the difference between the Preliminary Exchange Ratio minus the Exchange Ratio prior to any adjustment as set forth in Section 1.12 by (y) the Average Qwest Stock Price. The Exchange Ratio and Base Merger Consideration shall be subject to adjustment pursuant to Section 1.12 (as so adjusted, the "MCI Merger Consideration"). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the mailing of the Joint Proxy Statement/Prospectus, New Qwest may elect to substitute up to $2.0 billion in cash for up to $2.0 billion of the aggregate Stock Consideration. In the event of any such substitution, the Per Share Cash Amount, the Equity Amount, the Preliminary Exchange Ratio and the Exchange Ratio as set forth herein shall be adjusted accordingly.

          (c)   As a result of the MCI Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of MCI Common Stock (other than MCI Restricted Shares, which shall be treated in accordance with Section 1.13(a), and Excluded Shares) shall cease to be outstanding and shall be canceled and retired, and each certificate that immediately prior to the Effective Time represented any such shares of MCI Common Stock (the "MCI Certificates") shall thereafter represent only the right to receive the MCI Merger Consideration with respect to the shares of MCI Common Stock (other than MCI Restricted Shares, which shall be treated in accordance with Section 1.13(a), and Excluded Shares) formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

          (d)   Each Excluded Share at the Effective Time shall, by virtue of the MCI Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be canceled and retired and no stock of New Qwest or other consideration shall be delivered in exchange therefor.

        Section 1.12    Adjustment for Specified Included Liabilities at Closing.

          (a)   Determination of Remaining Specified Included Liabilities Amount. At such time as either MCI or Qwest reasonably believes in good faith that the Closing Date will occur within 120 days, such party may deliver notice (a "Trigger Notice") to the other party requesting commencement of the procedure set forth in this Section 1.12 to determine the best estimate of the amount of cash in U.S. dollars (the "Remaining Specified Included Liabilities Amount") that will actually be required, from and after the Closing Date, to satisfy in full all remaining Specified Included Liabilities. Promptly after delivery of the Trigger Notice, (i) MCI shall deliver to Qwest a schedule setting forth all Specified Included Liabilities and the status thereof and (ii) the parties will agree on and jointly engage an independent valuation firm reasonably satisfactory to Qwest and MCI to act as arbitrator with respect to the Bankruptcy Claims (other than any claims relating to Taxes) (the "Bankruptcy Claims Valuation Firm"), and PricewaterhouseCoopers LLP to act as arbitrator with respect to any claims related to Taxes (the "Specified Tax Liabilities Valuation Firm" and, together with the Bankruptcy Claims Valuation Firm, the "Neutral Valuation Firms"), pursuant to Section 1.12(c) and 1.12(d) in the event the parties are unable to agree on the Remaining Specified Included Liabilities Amount; provided that if the parties are unable to agree on a Bankruptcy Claims Valuation Firm within 30 days of delivery of the Trigger Notice, then either party may request that the American Arbitration Association select an independent valuation firm to act as arbitrator and the firm so selected shall be the Bankruptcy Claims Valuation Firm. If PricewaterhouseCoopers LLP is unavailable or declines to serve as the Specified Tax Liabilities

  Valuation Firm, then either party may request the American Arbitration Association to select an independent accounting firm to serve as the Specified Tax Liabilities Valuation Firm, and the firm so selected shall be the Specified Tax Liabilities Valuation Firm.

          (b)   Best Efforts. Qwest and MCI shall, during the period following the delivery of the Trigger Notice until such date as all conditions to Closing under Article VII (other than Section 7.1(f)) are satisfied or waived, use their best efforts to reach agreement on the Remaining Specified Included Liabilities Amount, including giving full access to all relevant information, with due consideration being given to privilege issues and techniques for resolving them. If Qwest and MCI agree on the calculation of the Remaining Specified Included Liabilities Amount, then such Remaining Specified Included Liabilities Amount shall become final and binding on the parties.

          (c)   Submission to Neutral Valuation Firms. If Qwest and MCI are unable to agree on the calculation of the Remaining Specified Included Liabilities Amount within 60 days of the date of the Trigger Notice, the parties will refer the matter to the Neutral Valuation Firms and will make submissions to the Neutral Valuation Firms so that the Neutral Valuation Firms are in a position to make a final determination of the Remaining Specified Included Liabilities Amount within the period set forth in Section 1.12(d). Qwest and MCI shall cooperate and assist the Neutral Valuation Firms in their review of the Remaining Specified Included Liabilities and the calculation of the Remaining Specified Included Liabilities Amount, including giving full access to all relevant information, with due consideration being given to privilege issues and techniques for resolving them.

          (d)   Determination by Neutral Valuation Firms. If Qwest and MCI are unable to agree on the calculation of the Remaining Specified Included Liabilities Amount by such date as all conditions to Closing under Article VII (other than Section 7.1(f)) are satisfied or waived, each of Qwest and MCI will, at a mutually agreed time within three Business Days following such date, simultaneously submit to the Neutral Valuation Firms its final proposal (which proposal shall specify the items as to which the parties have been able to agree pursuant to Section 1.12(b) and such party's proposal as to the items in dispute) as to (i) the Remaining Specified Included Liabilities Amount (to the extent relating to non-Tax Bankruptcy Claims) (the "Bankruptcy Claims Proposals") and (ii) the Remaining Specified Included Liabilities Amount (to the extent relating to Tax claims) (the "Specified Tax Liabilities Proposals"), provided, however, that the Specified Tax Liabilities Proposals shall not be translated into U.S. dollars. Within 10 Business Days of such final submissions, (x) the Bankruptcy Claims Valuation Firm will select one of the two Bankruptcy Claims Proposals as being most representative of the Remaining Specified Included Liabilities Amount (to the extent relating to Bankruptcy Claims) and (y) the Specified Tax Liabilities Valuation Firm will select one of the two Specified Tax Liabilities Proposals as being most representative of the Remaining Specified Included Liabilities Amount (to the extent relating to Tax claims), and the amounts so selected shall be final and binding on the parties. In making such determination, the Neutral Valuation Firms shall consider only those items or amounts as to which the parties have been unable to agree pursuant to Section 1.12(b).

          (e)   Paid Specified Included Liabilities Amount. Five days prior to the anticipated Closing Date, MCI shall provide to Qwest a schedule of the Paid Specified Included Liabilities Amount and detailing each item comprising the Paid Specified Included Liabilities Amount, together with reasonable supporting documentation.

          (f)    Postponement of Closing. If applicable, the Closing Date shall be postponed to the Business Day following the final determination of the Remaining Specified Included Liabilities Amount pursuant to the procedures set forth in Section 1.12(d). In addition, if the Closing Date does not occur within a period of 90 days from the date on which the Final Remaining Specified

  Included Liabilities Amount was determined, the Specified Included Liabilities Amount shall be redetermined pursuant to the procedures set forth in this Section 1.12.

          (g)   Adjustments to the MCI Merger Consideration. Upon determination of the Specified Included Liabilities Amount, the Base Merger Consideration shall be adjusted as follows: If the Specified Included Liabilities Amount is greater than $1,775,000,000, then the Per Share Cash Amount as such amount may be adjusted pursuant to this Section 1.12 shall be reduced by an amount equal to the quotient obtained by dividing (x) the difference between the Specified Included Liabilities Amount and $1,775,000,000 by (y) the sum of (A) the number of shares of MCI Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares other than Dissenting Shares) and (B) the number of shares reserved for issuance pursuant to the Chapter 11 Plan that are unissued immediately prior to the Effective Time (which number shall not exceed 5,375,000 minus the number of shares so issued after the date hereof); provided that if, pursuant to the foregoing adjustment, the Per Share Cash Amount would otherwise be less than zero (the amount by which the Per Share Cash Amount would otherwise be less than zero, the "Incremental Amount"), the Per Share Cash Amount shall be reduced to zero, and there shall be a further adjustment made to the Exchange Ratio such that the further adjusted Exchange Ratio shall be equal to the product of (x) the Exchange Ratio prior to the further adjustment and (y) the quotient obtained by dividing (1) the Aggregate Base Merger Consideration minus the Aggregate Incremental Amount by (2) the Aggregate Base Merger Consideration. For the avoidance of doubt, if the Specified Included Liabilities Amount is $1,775,000,000 or less, there shall be no adjustment made to the Base Merger Consideration.

        For the purposes hereof, the "Aggregate Base Merger Consideration" shall equal $14.00 multiplied by the sum of (x) the number of shares of MCI Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares other than Dissenting Shares) and (y) the number of shares reserved for issuance pursuant to the Chapter 11 Plan that are unissued immediately prior to the Effective Time (which number shall not exceed 5,375,000 minus the number of shares so issued after the date hereof).

        Section 1.13    Treatment of MCI Restricted Shares and Other Equity-Based Awards.

          (a)   Restricted Shares. Not later than immediately before the Effective Time, MCI shall take all such actions as may be required to cause each MCI Restricted Share outstanding immediately before the Effective Time to be converted as of the Effective Time into (i) that number of restricted shares of New Qwest Common Stock ("New Qwest Restricted Shares") equal to the Exchange Ratio, as adjusted pursuant to Section 1.11 and Section 1.12(g), plus (ii) a cash payment to the holder of any MCI Restricted Share of an amount equal to the Per Share Cash Amount. Notwithstanding the fact that part of each holder's MCI Restricted Shares will be settled in cash as provided in the immediately preceding sentence, MCI shall cause each New Qwest Restricted Share issued pursuant to this Section 1.13(a) to have, and be subject to, the same terms and conditions as in effect immediately prior to the Effective Time with respect to the corresponding MCI Restricted Shares (and to bear a legend containing the same restrictions on transferability) after giving effect to any changes in such terms, conditions and restrictions attributable to the consummation of the transactions contemplated by this Agreement.

          (b)   Other Equity-Based Awards. Not later than immediately before the Effective Time, MCI shall take all such actions as may be required to cause each equity-based award (other than MCI Restricted Shares or rights under the MCI ESPP) outstanding immediately before the Effective Time and providing for a cash or stock payment measured by the value of MCI Common Stock (an "Other MCI Equity-Based Award") to be deemed to refer to (or be measured by) (i) the number of shares of New Qwest Common Stock equal to the result determined by multiplying such number of shares of MCI Common Stock covered by the Other MCI Equity-Based Award by the Exchange Ratio, as adjusted pursuant to Section 1.11 and Section 1.12(g), plus (ii) a cash payment to the holder of any Other MCI Equity-Based Award in an amount equal to the product of the Per Share Cash Amount and the number of shares of MCI Common Stock covered by such Other MCI Equity-Based Award. Notwithstanding the fact that part of each holder's Other MCI Equity-Based Award will be settled in cash as provided in the immediately preceding sentence, MCI shall cause the rights of any person with respect to New Qwest Common Stock under each Other MCI Equity-Based Award to be on the same terms, conditions and restrictions, if any, as were applicable to such Other MCI Equity-Based Award immediately prior to the Effective Time (after giving effect to any changes in such terms, conditions and restrictions attributable to the consummation of the transactions contemplated by this Agreement).

          (c)   MCI ESPP. MCI shall establish a date on or before December 31, 2005 as the final purchase date under the terms of the MCI Employee Stock Purchase Plan (the "MCI ESPP"), and shall cause all accumulated cash balances standing to the credit of each participant under the MCI ESPP on such final purchase date to be applied to purchase the number of shares of MCI Common Stock that could be purchased with such amounts on such date pursuant to the MCI ESPP. MCI shall take any and all actions necessary or appropriate to cause the MCI ESPP to terminate on such final purchase date, after giving effect to the purchases of MCI Common Stock contemplated by this Section 1.13(c) , and shall not thereafter offer any plan, program or arrangement for the purchase of shares of MCI Common Stock. MCI shall cause each participant who would otherwise have been entitled to receive a fractional share of MCI Common Stock, after giving effect to the purchase of MCI Common Stock contemplated by this Section 1.13(c), to receive, in lieu thereof, a cash disbursement (without interest) of such participant's contributions credited to his or her account and not applied to such purchase.

        Section 1.14    Certain Adjustments.    If, between the date of this Agreement and the Effective Time, the outstanding Qwest Common Stock or MCI Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio and the Per Share Cash Amount shall be appropriately adjusted to provide to the holders of MCI Common Stock the same economic effect as contemplated by this Agreement prior to such event.

        Section 1.15    MCI Appraisal Rights.    No holder of Dissenting Shares (a "Dissenting Stockholder") shall be entitled to any MCI Merger Consideration or dividends or other distributions pursuant to Section 2.3 in respect of such Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the MCI Merger Consideration pursuant to Section 1.11. MCI shall give New Qwest (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by MCI relating to stockholders' rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. MCI shall not, except with the prior written consent of New Qwest, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

        Section 1.16    Associated Rights.

          (a)   References in Article I and Article II of this Agreement to MCI Common Stock shall include, unless the context requires otherwise, the associated MCI Rights.

          (b)   References in Article I and Article II of this Agreement to Qwest Common Stock shall include, unless the context requires otherwise, the associated Qwest Rights.

        Section 1.17    Effect on Qwest Capital Stock.

          (a)   At the Effective Time, by virtue of the Qwest Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Qwest Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one fully paid and nonassessable share of common stock, par value $0.01 per share, of Qwest, as the surviving corporation in the Qwest Merger.

          (b)   At the Effective Time, by virtue of the Qwest Merger and without any action on the part of the holder thereof, each share of Qwest Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Qwest Restricted Shares and Excluded Shares) shall be converted into the right to receive one validly issued, fully paid and non-assessable share of New Qwest Common Stock (the "Qwest Merger Consideration" and, together with the MCI Merger Consideration, the "Merger Consideration").

          (c)   As a result of the Qwest Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Qwest Common Stock (other than Qwest Restricted Shares and Excluded Shares) shall cease to be outstanding and shall be canceled and retired, and each certificate that immediately prior to the Effective Time represented any such shares of Qwest Common Stock (the "Qwest Certificates" and, together with the MCI Certificates, the "Certificates") shall thereafter represent only the right to receive the Qwest Merger Consideration with respect to the shares of Qwest Common Stock (other than Qwest Restricted Shares and Excluded Shares) formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

          (d)   Each Excluded Share at the Effective Time shall, by virtue of the Qwest Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be canceled and retired and no stock of New Qwest or other consideration shall be delivered in exchange therefor.

        Section 1.18    Treatment of Qwest Restricted Shares and Other Equity-Based Awards.

          (a)   Restricted Shares. Not later than immediately before the Effective Time, Qwest shall take all such actions as may be required to cause each Qwest Restricted Share outstanding immediately before the Effective Time to be converted as of the Effective Time into one New Qwest Restricted Share. Qwest shall cause each New Qwest Restricted Share issued pursuant to this Section 1.18(a) to have, and be subject to, the same terms and conditions as in effect immediately prior to the Effective Time with respect to the corresponding Qwest Restricted Shares (and to bear a legend containing the same restrictions on transferability) after giving effect to any changes in such terms, conditions and restrictions attributable to the consummation of the transactions contemplated by this Agreement.

          (b)   Options. Not later than immediately before the Effective Time, Qwest shall take all such actions as may be required to cause each option to purchase shares of Qwest Common Stock outstanding as of the Effective Time, whether or not then exercisable (an "Qwest Option"), to be converted into an option to purchase the same number of shares of New Qwest Common Stock at a price per share equal to the exercise price per share under such Qwest Option immediately before the Effective Time and otherwise on the same terms, conditions and restrictions, if any, as were applicable to such Qwest Option immediately prior to the Effective Time (after giving effect to any changes in such terms, conditions and restrictions attributable to the consummation of the transactions contemplated by this Agreement).

          (c)   Qwest ESPP. Not later than immediately before the Effective Time, Qwest shall take all such actions as may be required to cause each option to purchase shares of Qwest Common Stock outstanding as of the Effective Time under the Qwest Employee Stock Purchase Plan (the "Qwest ESPP") to be converted into an option to purchase the same number of shares of New Qwest Common Stock on the same terms and conditions and restrictions as were applicable under the Qwest ESPP immediately prior to the Effective Time and to cause the Qwest ESPP to continue in effect after the Effective Time with respect to New Qwest Common Stock in lieu of Qwest Common Stock in accordance with the terms and conditions of the Qwest ESPP as in effect immediately before the Effective Time (as they may be amended from time to time in accordance with the terms of the Qwest ESPP).

          (d)   Other Equity-Based Awards. Not later than immediately before the Effective Time, Qwest shall take all such actions as may be required to cause each equity-based award (other than Qwest Restricted Shares, Qwest Options or rights under the Qwest ESPP) outstanding immediately before the Effective Time and providing for a cash or stock payment measured by the value of Qwest Common Stock (an "Other Qwest Equity-Based Award") to be deemed to refer to (or be measured by) the number of shares of New Qwest Common Stock equal to the number of shares of Qwest Common Stock covered by the Other Qwest Equity-Based Award. Qwest shall cause the rights of any person with respect to New Qwest Common Stock under each Other Qwest Equity-Based Award to be on the same terms, conditions and restrictions, if any, as were applicable to such Other Qwest Equity-Based Award immediately prior to the Effective Time (after giving effect to any changes in such terms, conditions and restrictions attributable to the consummation of the transactions contemplated by this Agreement).

ARTICLE II
EXCHANGE OF CERTIFICATES

        Section 2.1    Exchange Fund.    Prior to the Effective Time, Qwest shall appoint a commercial bank or trust company reasonably acceptable to MCI to act as exchange agent hereunder for the purpose of exchanging Certificates for the applicable Merger Consideration (the "Exchange Agent"). At or prior to the Effective Time, New Qwest shall deposit or cause to be deposited with the Exchange Agent, in trust for the benefit of holders of shares of MCI Common Stock and Qwest Common Stock, certificates representing the New Qwest Common Stock issuable pursuant to Section 1.11 and Section 1.17 in exchange for outstanding shares of MCI Common Stock and Qwest Common Stock and an amount of cash representing the aggregate cash consideration payable pursuant to Section 1.11. New Qwest agrees to make or cause to be made available to the Exchange Agent from time to time as needed, cash sufficient to make cash payments for the cash consideration pursuant to Section 1.11, in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of New Qwest Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

        Section 2.2    Exchange Procedures.    Promptly after the Effective Time, New Qwest shall cause the Exchange Agent to mail to (x) each holder of record, as of the Effective Time, of shares of MCI Common Stock and (y) each holder of record, as of the Effective Time, of shares of Qwest Common Stock: (i) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such holder representing such shares of MCI Common Stock or Qwest Common Stock, as the case may be, shall pass, only upon proper delivery of the Certificates to the Exchange Agent, which letter shall be in customary form and have such other provisions as New Qwest may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration.

          (a)   Upon surrender of an MCI Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such MCI Certificate shall be entitled to receive in exchange therefor (i) one or more shares of New Qwest Common Stock which shall be in uncertificated book-entry form unless a physical certificate is requested and which shall represent, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.11 (after taking into account all shares of MCI Common Stock then held by such holder) and (ii) a check in the amount equal to any cash that such holder has the right to receive pursuant to the provisions of Section 1.11 and this Article II, consisting of the cash consideration pursuant to Section 1.11, cash in lieu of any fractional shares of New Qwest Common Stock pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to Section 1.11, Section 2.3 or Section 2.5.

          (b)   Upon surrender of a Qwest Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Qwest Certificate shall be entitled to receive in exchange therefor (i) one or more shares of New Qwest Common Stock which shall be in uncertificated book-entry form unless a physical certificate is requested and which shall represent, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.17 (after taking into account all shares of Qwest Common Stock then held by such holder) and (ii) a check in the amount equal to any cash dividends and other distributions that such holder has the right to receive pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3.

          (c)   If payment or issuance of the applicable Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment or issuance that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or issuance shall have paid to the Exchange Agent any transfer and other taxes required by reason of the payment or issuance of the applicable Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such tax either has been paid or is not applicable.

        Section 2.3    Distributions with Respect to Unexchanged Shares.    All shares of New Qwest Common Stock to be issued pursuant to the Mergers (which shall exclude shares issued pursuant to the Bankruptcy Court Order) shall be deemed issued and outstanding as of the Effective Time. No dividends or other distributions declared or made in respect of the New Qwest Common Stock shall be paid to the holder of any Certificate until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to such holder of shares of New Qwest Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of surrender the number of whole shares of New Qwest Common Stock issuable in exchange therefor pursuant to this Article II, together with the cash consideration payable pursuant to Section 1.11, cash in lieu of a fractional share of New Qwest Common Stock to which such holder is entitled pursuant to Section 2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of New Qwest Common Stock and (b) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of New Qwest Common Stock.

        Section 2.4    No Further Ownership Rights.    All shares of New Qwest Common Stock issued and cash paid upon conversion of shares of MCI Common Stock or Qwest Common Stock in accordance with the terms of this Article II (including any cash paid pursuant to Section 1.11, Section 2.3 or Section 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of MCI Common Stock or Qwest Common Stock previously represented by such MCI Certificates or Qwest Certificates, as the case may be.

        Section 2.5    No Fractional Shares of New Qwest Common Stock.

          (a)   No certificates or scrip or shares of New Qwest Common Stock representing fractional shares of New Qwest Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of New Qwest.

          (b)   Notwithstanding any other provision of this Agreement, each holder of shares of MCI Common Stock or Qwest Common Stock exchanged pursuant to the Mergers who would otherwise have been entitled to receive a fractional share of New Qwest Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of New Qwest Common Stock multiplied by (ii) the closing price for a share of New Qwest Common Stock on the NYSE Composite Transactions Tape on the first trading day following the day on which the Effective Time occurs.

          (c)   As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify New Qwest, and New Qwest shall deposit or cause to be deposited such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

        Section 2.6    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to New Qwest or otherwise on the instruction of New Qwest, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to New Qwest for the applicable Merger Consideration with respect to the shares of MCI Common Stock or Qwest Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.11, cash in lieu of fractional shares of New Qwest Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of New Qwest Common Stock to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of MCI Common Stock or Qwest Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of New Qwest free and clear of any claims or interest of any Person previously entitled thereto.

        Section 2.7    No Liability.    None of New Qwest, Qwest, MCI, Qwest Merger Sub, MCI Merger Sub or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official or Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

        Section 2.8    Investment of the Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by New Qwest on a daily basis; provided that no such gain or loss thereon shall affect the amounts payable to the stockholders of MCI or Qwest pursuant to Article I or this Article II. Any interest and other income resulting from such investments shall promptly be paid to New Qwest.

        Section 2.9    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by New Qwest, the posting by such Person of a bond in such reasonable amount as New Qwest may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of MCI Common Stock or Qwest Common Stock formerly represented thereby, any cash in lieu of fractional shares of New Qwest Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends and distributions with respect to shares of New Qwest Common Stock to which such holders are entitled pursuant to Section 2.3.

        Section 2.10    Withholding Rights.    New Qwest shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of MCI Common Stock, Qwest Common Stock, MCI Restricted Shares, Qwest Restricted Shares or any other equity rights in MCI or Qwest such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Law and shall further be entitled to sell New Qwest Common Stock otherwise payable pursuant to this Agreement to satisfy any such withholding requirement. To the extent that amounts are so withheld by New Qwest, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of MCI Common Stock or Qwest Common Stock in respect of which such deduction and withholding was made by New Qwest.

        Section 2.11    Further Assurances.    After the Effective Time, the officers and directors of New Qwest will be authorized to execute and deliver, in the name and on behalf of MCI, Qwest, MCI Merger Sub or Qwest Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of MCI, Qwest, MCI Merger Sub or Qwest Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in New Qwest any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by New Qwest as a result of, or in connection with, the Mergers.

        Section 2.12    Stock Transfer Books.    The stock transfer books of MCI and Qwest shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of MCI Common Stock or Qwest Common Stock thereafter on the records of MCI or Qwest. At or after the Effective Time, any Certificates presented to the Exchange Agent or New Qwest for any reason shall be converted into the right to receive the applicable Merger Consideration with respect to the shares of MCI Common Stock or Qwest Common Stock formerly represented thereby (including any cash in lieu of fractional shares of New Qwest Common Stock to which the holders thereof are entitled to pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3).

        Section 2.13    Affiliates.    Notwithstanding anything to the contrary herein, to the fullest extent permitted by Law, no certificates representing shares of New Qwest Common Stock or cash shall be delivered to a Person who may be deemed an "affiliate" of MCI or Qwest in accordance with Section 6.13 hereof for purposes of Rule 145 under the Securities Act, until such Person has executed and delivered an Affiliate Agreement to New Qwest.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MCI

        Except as otherwise disclosed to Qwest in a letter (the "MCI Disclosure Letter") delivered to it by MCI prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article III to which the information in such letter relates, subject to Section 9.3(b)) or as set forth in the MCI SEC Documents filed prior to the date hereof (excluding any disclosures included in any such MCI SEC Document that are predictive or forward-looking in nature), MCI represents and warrants to Qwest as follows:

        Section 3.1    Organization.    MCI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. MCI delivered or has made available to Qwest true, correct and complete copies of its certificate of incorporation and by-laws, as amended and in effect on the date of this Agreement.

        Section 3.2    Subsidiaries.

          (a)   Exhibit 21.1 to MCI's Annual Report on Form 10-K for the year ended December 31, 2004 includes all the Subsidiaries of MCI (individually, an "MCI Subsidiary" and collectively, the "MCI Subsidiaries"), which as of the date thereof were "Significant Subsidiaries" (as defined in Rule 1-02 of Regulation S-X of the SEC). Each MCI Subsidiary is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect. MCI has made available to Qwest true, correct and complete copies of the certificate of incorporation, the by-laws, and all other organizational documents of each MCI Subsidiary, as amended and in effect on the date of this Agreement.

          (b)   Except as set forth in Exhibit 21.1 to MCI's Annual Report on Form 10-K for the year ended December 31, 2004, MCI is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the MCI Significant Subsidiaries, free and clear of any Liens. All of such shares and other equity interests so owned by MCI are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights).

        Section 3.3    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of MCI consists of 3,000,000,000 shares of MCI Common Stock.

          (b)   At the close of business on February 28, 2005, (i) 324,755,920 shares of MCI Common Stock were issued and outstanding and (ii) no shares of MCI Common Stock were held in treasury by MCI.

          (c)   MCI has delivered or made available to Qwest a complete and correct copy of the MCI Rights Agreement as in effect on the date hereof.

          (d)   Section 3.3(d) of the MCI Disclosure Letter contains a schedule as of February 28, 2005 setting forth the aggregate number of shares of MCI Common Stock relating to outstanding awards of MCI Restricted Shares and Other MCI Equity-Based Awards. As soon as practicable (but not later than 20 Business Days) after the date hereof, MCI shall provide Qwest with a copy of the form of agreement related to each such award. Each of MCI's equity compensation plans (the "MCI Stock Plans"), are set forth in Section 3.3(d) of the MCI Disclosure Letter. As of February 28, 2005, 5,375,000 shares of MCI Common Stock were reserved for issuance pursuant to the Chapter 11 Plan. Except as set forth above, at the close of business on February 28, 2005 no shares of capital stock of MCI were issued, reserved for issuance or outstanding. All issued and outstanding shares of MCI Common Stock are duly authorized, validly issued, fully paid and nonassessable.

          (e)   There are no preemptive or similar rights on the part of any holder of any class of securities of MCI or any MCI Subsidiary. Neither MCI nor any MCI Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of MCI or any such MCI Subsidiary on any matter submitted to shareholders or a separate class of holders of capital stock. Other than the rights to purchase MCI Common Stock outstanding under the terms of the MCI ESPP, as of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which MCI or any of the MCI Subsidiaries is a party or by which any of them is bound (i) obligating MCI or any of the MCI Subsidiaries to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of capital stock of MCI or any MCI Subsidiary, any additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, MCI or any MCI Subsidiary, (ii) obligating MCI or any MCI Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, MCI or any MCI Subsidiary. As of the date of this Agreement, there are no outstanding contractual obligations of MCI or any of the MCI Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, MCI or any of the MCI Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which MCI is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, MCI.

        Section 3.4    Authorization.

          (a)   MCI has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of approval by the holders of a majority of the outstanding shares of MCI Common Stock entitled to vote in accordance with the DGCL and MCI's Constituent Documents (the "MCI Stockholder Approval"), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of MCI are necessary for it to authorize this Agreement or to consummate the transactions contemplated hereby, except for the adoption of this Agreement and the transactions contemplated hereby by MCI Stockholder Approval. This Agreement has been duly and validly executed and delivered by MCI and, assuming due authorization, execution and delivery by Qwest, is a legal, valid and binding obligation of MCI, enforceable against MCI in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (b)   The Board of Directors of MCI, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the MCI Merger and the other transactions contemplated by this Agreement, (ii) determining that the terms of the MCI Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of MCI and its stockholders, (iii) recommending that MCI's stockholders adopt this Agreement and (iv) declaring that this Agreement is advisable.

        Section 3.5    Takeover Statute, No Restrictions on the MCI Merger.

          (a)   No state "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute is applicable to the MCI Merger or the other transactions contemplated by this Agreement.

          (b)   The Board of Directors of MCI has taken all necessary action to render the restrictions on business combinations contained in Section 203 of the DGCL hereby inapplicable to this Agreement and the transactions contemplated by this Agreement.

        Section 3.6    MCI Rights Agreement.    The Board of Directors of MCI has taken all necessary action to render the MCI Rights Agreement inapplicable to the MCI Merger and the transactions contemplated hereby, and neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby will result in the occurrence of a Distribution Date, as defined in the MCI Rights Agreement, or otherwise cause the MCI Rights to become exercisable by the holders thereof.

        Section 3.7    Consents and Approvals; No Violations.

          (a)   The execution and delivery of this Agreement by MCI does not and the consummation by MCI of the transactions contemplated hereby will not (i) conflict with any provisions of MCI's Constituent Documents or, except as, individually or in the aggregate, would not reasonably be expected to have an MCI Material Adverse Effect, the certificate of incorporation or by-laws or any other organizational documents of any MCI Subsidiary; (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 3.7(b)); (iii) result in any violation or default or loss of a benefit under, or permit the acceleration or termination of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise or license; (iv) result in the creation or imposition of any Lien upon any properties or assets of MCI or any MCI Subsidiary; or (v) cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for MCI or any MCI Subsidiary to conduct its business as currently conducted, except, in the case of clauses (ii), (iii) (iv) and (v), as, individually or in the aggregate, has not had and would not reasonably be expected to result in an MCI Material Adverse Effect and as would not reasonably be expected to materially delay or impair the consummation of the MCI Merger.

          (b)   No consent, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity is required to be made or obtained by MCI or any MCI Subsidiary in connection with the execution or delivery of this Agreement by MCI or the consummation by MCI of the transactions contemplated hereby, except for (i) compliance by MCI with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and such foreign antitrust and competition law requirements described in Section 3.7(b)(i) of the MCI Disclosure Letter; (ii) the filing of the MCI Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filings with the Securities and Exchange Commission ("SEC") of (A) the Joint Proxy Statement/Prospectus in accordance with Regulation 14A promulgated under the Exchange Act, (B) the registration statement on Form S-4 promulgated under the Securities Act and (C) such reports under and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to the Federal Communications Commission (the "FCC"), (v) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to those State public service or public utility commissions or similar State regulatory bodies set forth in Section 3.7(b)(v) of the MCI Disclosure Letter ("State Commissions"); (vi) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to those foreign Governmental Entities regulating competition and telecommunications businesses or the use of radio spectrum or regulating or limiting investment set forth in Section 3.7(b)(vi) of the MCI Disclosure Letter; (vii) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to those State agencies or departments or local governments that have issued competitive access provider or other telecommunications franchises or any other similar authorizations; and (viii) any consent, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity (other than any of the foregoing addressed in clauses (i) through (vii) above), the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect.

        Section 3.8    SEC Reports; MCI Financial Statements.

          (a)   MCI and each MCI Subsidiary has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since April 20, 2004 (the "MCI SEC Documents"). As of its respective date, each of the MCI SEC Documents, including any financial statements or schedules included or incorporated by reference therein, complied when filed or furnished and as amended in all material respects with the requirements of the Exchange Act or the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such MCI SEC Documents, and did not, and any MCI SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   The MCI Financial Statements have been derived from the accounting books and records of MCI and the MCI Subsidiaries and have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods presented, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to the absence of notes. The consolidated balance sheets (including the related notes) included in the MCI Financial Statements present fairly in all material respects the financial position of MCI and the MCI Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders' equity and consolidated statements of cash flows (in each case including the related notes) included in such MCI Financial Statements present fairly in all material respects the results of operations, shareholders' equity and cash flows of MCI and the MCI Subsidiaries for the respective periods indicated, in each case subject to normal year-end adjustments that have not been and are not expected to be material in amount.

        Section 3.9    Absence of Undisclosed Liabilities.    MCI and the MCI Subsidiaries do not have any liabilities or obligations, known or unknown, contingent or otherwise, except (a) Specified Included Liabilities, (b) liabilities and obligations in the respective amounts reflected on or reserved against in the consolidated balance sheet of MCI and the MCI Subsidiaries included in the MCI Financial Statements (or readily apparent in the notes thereto), (c) liabilities and obligations incurred in a commercially reasonable manner consistent with industry practice since the date of such balance sheet, and (d) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect.

        Section 3.10    Form S-4; Joint Proxy Statement/Prospectus.    None of the information supplied or to be supplied by MCI for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by New Qwest in connection with the issuance of shares of New Qwest Common Stock in the Mergers (the "Form S-4") will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date mailed to stockholders of MCI and Qwest and at the time of each of the MCI Stockholders Meeting and the Qwest Stockholders Meeting to be held in connection with the Mergers, contain any untrue statement of a fact or omit to state any fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 3.11    Absence of Certain Changes.    Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, for the period beginning September 30, 2004 until the date hereof, (i) MCI and the MCI Subsidiaries have conducted their respective businesses only in a commercially reasonable manner consistent with past practice or with industry practice; (ii) there has not been any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of MCI's capital stock, other than regular quarterly dividends and the $0.40 per share dividend declared on February 11, 2005; (iii) there has not been any action taken by MCI or any of the MCI Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a material breach of Section 5.1; and (iv) except as required by GAAP, there has not been any change by MCI in its accounting principles, practices or methods. Since September 30, 2004 until the date hereof, there have not been any changes, circumstances or events that, individually and in the aggregate, have had or would reasonably be expected to result in an MCI Material Adverse Effect.

        Section 3.12    Litigation.    There is no suit, action, proceeding, claim, review or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending, affecting or, to the knowledge of MCI, threatened in writing against MCI or any of the MCI Subsidiaries, or their respective properties or rights that, individually and in the aggregate for any such matters premised on common legal theories and similar facts, would reasonably be expected to result in an MCI Material Adverse Effect. There is no Order of any Governmental Entity or arbitrator outstanding against MCI or any of the MCI Subsidiaries which would, individually or in the aggregate, reasonably be expected to result in an MCI Material Adverse Effect.

        Section 3.13    Compliance with Laws.

          (a)   Each of MCI and the MCI Subsidiaries is, and since April 20, 2004, has been in compliance in all material respects with applicable Laws and, to the knowledge of MCI, is not under investigation with respect to, and has not been threatened to be charged with or given notice of, any material violation of any Law, in each case except for such failures to be in compliance, such investigations or such violations as would not, individually or in the aggregate, reasonably be expected to result in an MCI Material Adverse Effect.

          (b)   Since December 31, 2003 (or such later date, if MCI only became subject to the applicable provisions, rules and regulations subsequent to December 31, 2003), the principal executive officer and the principal financial officer of MCI have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the "Sarbanes-Oxley Act") and under the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. The principal executive officer and the principal financial officer of MCI have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each MCI SEC Document filed by MCI. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither MCI nor any of its Affiliates has directly or indirectly extended or maintained credit, arranged for the extension of credit, renewed an extension of credit or materially modified an extension of credit in the form of personal loans to any executive officer or director (or equivalent thereof) of MCI or any MCI Subsidiary with respect to whom such actions would be prohibited under the Sarbanes-Oxley Act.

          (c)   MCI has (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to MCI is made known to the management of MCI by others within those entities, and (ii) has disclosed, based on its most recent evaluation, to MCI's outside auditors and the audit committee of the Board of Directors of MCI (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect MCI's ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in MCI's internal control over financial reporting.

          (d)   MCI has prepared a plan to comply with the requirements of Section 404 of the Sarbanes-Oxley Act on the date by which they must comply with such requirements. MCI is not aware of any reason it will not comply with the requirements of Section 404 of the Sarbanes-Oxley Act on the applicable compliance date.

          (e)   MCI has delivered to Qwest copies of any written notifications it has received to date since December 31, 2003 of a (i) "significant deficiency" or (ii) "material weakness" in MCI's internal controls. For purposes of this Agreement, the terms "significant deficiency" and "material weakness" shall have the meanings assigned to them in the Statements of Auditing Standards No. 60, as in effect on the date hereof.

        Section 3.14    Taxes.

          (a)   MCI and each MCI Subsidiary have (i) duly and timely filed with the appropriate Governmental Entities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were true, correct and complete in all material respects, (ii) duly and timely paid in full all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full or withheld, or established adequate reserves in accordance with GAAP for, all material Taxes that are due and payable by it, (iv) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of MCI and each MCI Subsidiary through the date of this Agreement and (v) complied in all material respects with all laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to, or, where amounts have not been so withheld, established an adequate reserve under GAAP for the payment to, the respective proper Governmental Entities all material amounts required to be so withheld and paid over.

          (b)   There (i) is no deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding or threatened against or with respect to MCI or any MCI Subsidiary in respect of any material Taxes or material Tax Returns, and (ii) are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between MCI or any MCI Subsidiary and any authority responsible for such Taxes or Tax Returns.

          (c)   The federal income Tax Returns of MCI and the MCI Subsidiaries have been examined by the Internal Revenue Service (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all periods through and including December 31, 1991, and no material deficiencies were asserted as a result of such examinations that have not been resolved and fully paid.

          (d)   Neither MCI nor any MCI Subsidiary has any material liability as a result of being a party to any material tax sharing, tax indemnity or other agreement or arrangement with any entity not included in the most recent MCI Financial Statements.

          (e)   None of MCI or any of the MCI Subsidiaries has any liability for material Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign law (other than a group the common parent of which is MCI), or has any liability for the Taxes of any Person (other than MCI and the MCI Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.

          (f)    There are no material adjustments under Section 481 of the Code (or similar or analogous provision of state, local or foreign law) for income tax purposes applicable to or required to be made by MCI or any of the MCI Subsidiaries as a result of changes in methods of accounting or other events occurring on or before the date hereof.

          (g)   There are no Liens on any of the assets or properties of MCI or any MCI Subsidiary that arose in connection with any failure (or alleged failure) to pay any material Tax.

          (h)   Neither MCI nor any MCI Subsidiary has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) that has not been properly disclosed pursuant to such Regulation on a Tax Return previously made available to Qwest.

        Section 3.15    MCI ESPP.    No officer, employee, director, consultant, or other service provider to MCI or any of the MCI Subsidiaries has any outstanding options to purchase any capital stock of MCI or any of the MCI Subsidiaries, other than the rights to purchase MCI Common Stock outstanding under the terms of the MCI ESPP.

        Section 3.16    Sufficiency of Real Property, etc.    The real property, together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto or owned by MCI or any of the MCI Subsidiaries, and all easements, licenses, rights and appurtenances relating to the foregoing, and all interests leased by MCI or any of the MCI Subsidiaries pursuant to leases, subleases, licenses and occupancy agreements (collectively, the "MCI Real Property") constitute all the fee and leasehold interests in real property required for the conduct of the MCI Business as currently conducted. Except in any such case as would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect, all buildings, structures, fixtures and improvements included within the MCI Real Property are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the knowledge of MCI, there are no facts or conditions affecting any of the buildings, structures, fixtures and improvements included within the MCI Real Property that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof.

        Section 3.17    Right-of-Way Agreements and Network Facilities.

          (a)   Except in any such case as would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect, (i) each right-of-way agreement, license agreement or other agreement permitting or requiring MCI or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land, underwater or underground (each, a "MCI Right-of-Way Agreement") is valid, legally binding, enforceable and in full force and effect, and none of MCI or any of its Subsidiaries is in breach of or default under any MCI Right-of-Way Agreement, (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default by any of MCI or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder and (iii) no third party has repudiated or has the right to terminate or repudiate any MCI Right-of-Way Agreement.

          (b)   To the knowledge of MCI, MCI is not in violation of any Laws which, individually or in combination with any others, would materially and adversely affect the ability of MCI or any of its

  Subsidiaries to use any of the rights associated with the MCI Right-of-Way Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

          (c)   Except in any such case as would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect:

            (i)    All MCI's Owned Network Facilities and Leased Network Facilities: (x) are in good working order and condition ("Good Condition") individually and in combination; and (y) are, individually and in combination, operated, installed, and maintained by MCI, MCI Subsidiaries, or their contractors in a manner that is in compliance with (a) generally accepted industry standards for the United States telecommunications and foreign telecommunications industries (the latter with respect to Owned Network Facilities and Leased Network Facilities outside the United States) (together "Industry Standards"), (b) performance requirements in service agreements with customers of MCI and its Subsidiaries ("MCI Customer Requirements"), and (c) all Laws. MCI and the MCI Subsidiaries will maintain or cause MCI's Owned Network Facilities and Leased Network Facilities, individually and in combination, to be maintained in Good Condition and in compliance with Performance Standards, Industry Standards, MCI Customer Requirements, and all Laws through the Closing Date.

            (ii)   MCI owns, free of liens and other encumbrances, other than Permitted Liens, all right, title, and interest in MCI's Owned Network Facilities and will maintain the same through the Closing Date. No third Person can revoke or otherwise encumber or interfere with such right, title, and interest.

            (iii)  (x) Each of MCI's Network Facility Agreement is valid, legally binding, enforceable and in full force and effect, and none of MCI or any of the MCI Subsidiaries is in breach of or default under any Network Facility Agreement, (y) no event has occurred which, with notice or lapse of time, would constitute a breach or default by any of MCI or the MCI Subsidiaries or permit termination, revocation, other interference with performance of, modification or acceleration by any third party of any Network Facility Agreement, and (z) no third Person has repudiated, revoked, terminated, or otherwise interfered with performance of or has the right to terminate, repudiate, revoke, or otherwise interfere with the performance of any Network Facility Agreement.

        Section 3.18    Brokers.    No Persons other than Greenhill & Co., LLC ("Greenhill"), Lazard, Frères & Co. LLC ("Lazard") and J. P. Morgan Securities Inc. ("JPMorgan", and collectively with Greenhill and Lazard, the "MCI Financial Advisors") are entitled to any brokerage, financial advisory, finder's or similar fee or commission payable by any party hereto in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MCI or any MCI Subsidiary. MCI has furnished to Qwest a true, correct and complete copy of each agreement between MCI, any MCI Subsidiary and each MCI Financial Advisor relating to the Mergers and the other transactions contemplated by this Agreement.

        Section 3.19    Employee Benefit Plans and Related Matters; ERISA.

          (a)   As soon as practicable (but not later than 20 Business Days) after the date hereof, MCI shall provide Qwest with a schedule that sets forth a complete and correct list of MCI Benefit Plans. With respect to each such MCI Benefit Plan, on or before the date such schedule is provided, MCI shall provide to Qwest a complete and correct copy of such MCI Benefit Plan, if written, or a description of such MCI Benefit Plan if not written, and to the extent applicable, (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust report for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar report filed with any comparable governmental authority in any non-U.S.

  jurisdiction having jurisdiction over any MCI Benefit Plan and all schedules thereto, (iv) the most recent IRS determination letter, (v) all current summary plan descriptions, (vi) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor, (vii) the most recent actuarial study of any pension, disability, post-employment life or medical benefits provided under any such MCI Benefit Plan, (viii) all current employee handbooks and manuals, (ix) statements or other communications regarding withdrawal or other multiemployer plan liabilities (or similar liabilities pertaining to any non-U.S. employee benefit plan sponsored by MCI or any MCI Subsidiary, if any), (x) all amendments and modifications to any such MCI Benefit Plan or related document and (xi) in the case of any such MCI Benefit Plan that is maintained primarily for the benefit of employees whose employment is principally outside the United States, information that is substantially comparable (taking into account differences arising from differences in applicable law and practices) to the information required to be provided in the foregoing subclauses of this Section 3.19(a).

          (b)   Qualification. Each MCI Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS, and no event has occurred or circumstance exists since the date of such determination that would adversely affect such qualification. To the knowledge of MCI, each MCI Benefit Plan that is maintained outside of the United States meets the conditions to qualify for tax exempt status, if applicable, or for such other favorable classification available in respect of such MCI Benefit Plan under applicable Law. All amendments and actions required to bring each MCI Benefit Plan into material conformity with the applicable provisions of ERISA, the Code and other applicable Law have been made or taken, except to the extent such amendments or actions are not required by Law to be made or taken until after the Closing Date. Each MCI Benefit Plan has been operated in all material respects in accordance with applicable Law.

          (c)   Liability. There has been no event or circumstance that has resulted in any material liability to MCI or any of the MCI Subsidiaries under or pursuant to Title I or IV of ERISA, the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans or any applicable provision of Law in any jurisdiction outside of the United States. There has not been any event or circumstance that could reasonably be expected to result in any material liability (other than for the payment of benefits in a commercially reasonable manner consistent with industry practice) in respect of MCI Benefit Plans. Except as is otherwise reflected in the MCI Financial Statements, there are no "unfunded benefits liabilities" in respect of any MCI Benefit Plan that is a defined benefit or similar type plan.

          (d)   Acceleration or Increases in Compensation. There is no contract, agreement, plan or arrangement to which MCI or any of the MCI Subsidiaries is a party covering any employee, former employee, officer, director, shareholder or contract worker of MCI or any of the MCI Subsidiaries, which, individually or collectively, could give rise to the payment of any material amount that would not be deductible pursuant to Section 280G of the Code or would otherwise result in the acceleration of payment of any benefits or a material increase in the amount of benefits (including, without limitation, any indemnity or redundancy pay) payable, whether pursuant to the terms of any such MCI Benefit Plan, at Law, by contract or otherwise, the entering into, or the consummation of the transactions contemplated by, this Agreement.

          (e)   Independent Contractors. MCI and each of the MCI Subsidiaries has properly classified all individuals (including but not limited to independent contractors and leased employees) under applicable Law, except where failure to properly classify such person would not result in material employment or benefit liability to MCI or the MCI Subsidiaries. Any person (other than the non-employee members of MCI's board of directors) providing services to MCI or any of the MCI Subsidiaries who has not been classified as an employee is not eligible to participate in any MCI

  Benefit Plan and is not entitled to receive any benefits or other compensation under or pursuant to any such MCI Benefit Plan in respect of such non-employee service.

        Section 3.20    Employees, Labor Matters.    As soon as practicable (but not later than 20 Business Days) after the date hereof, MCI shall provide Qwest with a schedule that sets forth a complete and correct list of each collective bargaining agreement to which any of MCI or any of the MCI Subsidiaries is party or by which any such entity may be bound. Since April 20, 2004, there has not occurred nor, to the knowledge of MCI has there been threatened, any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity or organizing campaign with respect to any employees of MCI or any of the MCI Subsidiaries. There are no material labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of MCI, threatened with respect to any employee of MCI or any of the MCI Subsidiaries.

        Section 3.21    Intellectual Property Rights.    Except as would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect:

          (a)   MCI and the MCI Subsidiaries are the exclusive owners of all MCI Owned Intellectual Property that is issued as a patent, the subject of a patent application, registered or subject to an application for registration, free and clear of any Liens other than Permitted Liens. The MCI Owned Intellectual Property, together with any Intellectual Property used by MCI or its Subsidiaries pursuant to Intellectual Property Licenses, constitutes all of the Intellectual Property necessary to the conduct of the MCI Business as currently conducted (the "MCI Intellectual Property"). Immediately after the Effective Time, MCI and the MCI Subsidiaries shall own or have licensed to them all the MCI Intellectual Property, in each case free from Liens other than Permitted Liens, on the same terms and conditions as in effect prior to the Effective Time. "MCI Owned Intellectual Property" means all material Intellectual Property owned by MCI or any of the MCI Subsidiaries.

          (b)   To the knowledge of MCI, the conduct of the MCI Business does not infringe or otherwise conflict with the rights of any Person in respect of any Intellectual Property. To the knowledge of MCI, none of the MCI Owned Intellectual Property is being infringed or otherwise used or being made available for use by any Person without a license or permission from MCI. None of the MCI Owned Intellectual Property is subject to any outstanding Order by or with any court, tribunal, arbitrator or other Governmental Entity.

          (c)   MCI or one of the MCI Subsidiaries has taken all actions reasonably necessary to ensure full ownership (including by assignment from employees and from other Persons performing services for MCI or any MCI Subsidiary), protection and enforceability of the MCI Owned Intellectual Property under any applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances). Each of MCI and each MCI Subsidiary has taken all actions reasonably necessary to maintain the secrecy of all non-public Intellectual Property, including Trade Secrets, used in the MCI Business (including requiring the execution of valid and enforceable confidentiality agreements by employees or any other Person to whom such non-public Intellectual Property is made available). To the knowledge of MCI, none of MCI or any MCI Subsidiary is using or enforcing any MCI Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability of such MCI Owned Intellectual Property or Trade Secret.

        Section 3.22    Contracts.

          (a)   Except as listed in Section 3.22(a) of the MCI Disclosure Letter, and except for MCI Benefit Plans, neither MCI nor any MCI Subsidiary is a party to or bound by, as of the date hereof:

            (i)    any agreement relating to Indebtedness (other than agreements among direct or indirect wholly owned MCI Subsidiaries) in excess of $10,000,000;

            (ii)   any joint venture, partnership, limited liability company or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture material to MCI or any of its Subsidiaries in which MCI or any MCI Subsidiary owns any interest valued at more than $10,000,000 without regard to percentage voting or economic interest (unless pursuant to such agreement or arrangement MCI and/or the MCI Subsidiaries, as the case may be, do not have a future funding obligation likely to require funding of more than $10,000,000 in the aggregate);

            (iii)  any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any material business or material real property (whether by merger, sale of stock, sale of assets or otherwise);

            (iv)  any material agreement other than an agreement with respect to compensation or similar arrangements not involving a director of MCI or one of the officers of MCI for purposes of Section 16 of the Exchange Act and any agreement entered into in a commercially reasonable manner consistent with industry practice with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of MCI or any MCI Subsidiary, (B) any Person 5% or more of the outstanding voting securities of which are directly or indirectly owned, controlled or held with power to vote by MCI or any MCI Subsidiary or (C) any current or former director or officer of MCI or any MCI Subsidiary;

            (v)   any agreement (including any exclusivity agreement) that purports to limit or restrict in any material respect either the type of business in which MCI or the MCI Subsidiaries (or, after the Effective Time, Qwest or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business including any covenant not to compete or could require the disposition of any material assets or line of business of MCI or the MCI Subsidiaries;

            (vi)  any sales, distribution, agency or other similar agreement providing for the sale by MCI or any MCI Subsidiary of materials, supplies, goods, services, equipment or other assets that are material to MCI and the MCI Subsidiaries taken as a whole and involving payments to MCI in excess of $17,500,000 annually;

            (vii) any agreement relating to any material interest rate, currency or commodity derivatives or hedging transaction;

            (viii)   any agreement (including keepwell agreement) under which (A) any Person (other than MCI or an MCI Subsidiary) has directly or indirectly guaranteed any liabilities or obligations of MCI or any MCI Subsidiary or (B) MCI or any MCI Subsidiary has directly or indirectly guaranteed liabilities or obligations of any other Person (other than MCI or an MCI Subsidiary) (in each case other than endorsements for the purpose of collection in a commercially reasonable manner consistent with industry practice), unless such guarantor obligation is less than $10,000,000;

            (ix)  any material "take-or-pay" agreements; or

            (x)   any agreement the termination or breach of which or the failure to obtain consent in respect of is likely to have an MCI Material Adverse Effect.

          (b)   The agreements, commitments, arrangements and plans listed or required to be listed in Section 3.22(a) of the MCI Disclosure Letter are referred to herein as the "MCI Contracts." Each MCI Contract is a valid and binding agreement of MCI or an MCI Subsidiary, as the case may be, and is in full force and effect, and none of MCI, any MCI Subsidiary or, to the knowledge of MCI, any other party thereto is in default or breach in any material respect under the terms of any such MCI Contract. True, correct and complete copies of (i) each such MCI Contract (including all modifications and amendments thereto and waivers thereunder) and (ii) all form contracts, agreements or instruments used in and material to the MCI Business have been made available to Qwest.

        Section 3.23    Environmental Laws and Regulations.    Except as disclosed in Section 3.23 of the MCI Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have an MCI Material Adverse Effect:

          (a)   MCI and each MCI Subsidiary has complied and is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with all Environmental Permits.

          (b)   No notice of violation, notification of liability, demand, request for information, citation, summons or order has been received by MCI or any MCI Subsidiary, no complaint has been filed, no penalty or fine has been assessed, and no investigation, action, claim, suit or proceeding is pending or, to the knowledge of MCI, threatened by any Person involving MCI or any MCI Subsidiary relating to or arising out of any Environmental Law.

          (c)   No Hazardous Substances are or were located and no disposal or Releases of Hazardous Substances have occurred at, on, above, under or from any properties currently or, to the knowledge of MCI at the time of the cessation of such ownership, lease, operation or use, formerly owned, leased, operated or used by MCI, any MCI Subsidiary or any predecessors in interest that, in each case, has resulted in or would reasonably be expected to result in any material cost, liability or obligation of MCI or any MCI Subsidiary under any Environmental Law.

          (d)   Neither MCI nor any MCI Subsidiary, nor, to the knowledge of MCI, any other Person, has caused or taken any action that could reasonably be expected to result in any material liability or obligation relating to (i) the environmental conditions at, on, above, under, or about any properties or assets currently or formerly owned, leased, operated or used by MCI or any MCI Subsidiary or any of their respective predecessors in interest, or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of Hazardous Substances.

          (e)   MCI has provided to Qwest all material environmental site assessments, audits, investigations and studies in the possession, custody or control of MCI or any MCI Subsidiary relating to properties or assets currently or formerly owned, leased, operated or used by MCI or any MCI Subsidiary.

          (f)    Neither MCI nor any MCI Subsidiary has been in businesses other than those related to the provision of telecommunication services that would reasonably be expected to present environmental issues of a materially different scope or magnitude than those presented in the provision of telecommunication services. Without limiting the generality of the foregoing, neither MCI nor any MCI Subsidiary has operated or currently operates: (i) any manufacturing facilities; (ii) any facilities that are or have been permitted under the Resource Conservation and Recovery Act; or (iii) any business that manages the hazardous wastes of any unrelated party. The representations contained in this Section 3.23(f) shall not deemed to be breached unless the operation or ownership of such other business or businesses has resulted in any material cost, liability or obligation of MCI or any MCI Subsidiary under any Environmental Law.

        Section 3.24    Insurance Coverage.    MCI and the MCI Subsidiaries maintain policies of insurance in such amounts and against such risks as are customary in the industries in which MCI and the MCI Subsidiaries operate. Except as would not reasonably be expected to have an MCI Material Adverse Effect, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, this Agreement or the consummation of any of the transactions contemplated hereby.

        Section 3.25    Consent Decrees.    Section 3.25 of the MCI Disclosure Letter sets forth a list of all material consent decrees to which MCI and the MCI Subsidiaries are subject and any material voluntary agreements with any state or federal agency that impose any continuing duties on MCI, including any additional reporting or monitoring requirements.

        Section 3.26    Foreign Corrupt Practices and International Trade Sanctions.    Neither MCI, nor any MCI Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, Federal or state Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws, in each case, except as is not, individually or in the aggregate, reasonably likely to have an MCI Material Adverse Effect.

        Section 3.27    Compliance with Governance Requirements.    MCI is in compliance in all material respects with the permanent injunction entered by the United States District Court for the Southern District of New York against MCI's predecessor company on November 26, 2002 and such court's related June 11, 2003 and December 17, 2003 orders.

        Section 3.28    Opinions of Financial Advisors.    MCI has received opinions from Greenhill, Lazard and JPMorgan, dated as of a date within five days of the date of execution of this Agreement by MCI, to the effect that, as of the date of such opinions and subject to the procedures followed, and the qualifications and limitations set forth therein, the MCI Merger Consideration (without giving effect to any adjustment pursuant to Section 1.11), the Special Cash Dividend and the $0.40 per share cash dividend declared by the Board of Directors of MCI on February 11, 2005, taken together, are fair, from a financial point of view to the holders of shares of MCI Common Stock.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF QWEST

        Except as otherwise disclosed to MCI in a letter (the "Qwest Disclosure Letter") delivered to it by Qwest prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article IV to which the information in such letter relates, subject to Section 9.3(b)) or as set forth in the Qwest SEC Documents filed prior to the date hereof (excluding any disclosures included in any such Qwest SEC Document that are predictive or forward-looking in nature), Qwest represents and warrants to MCI as follows:

        Section 4.1    Organization.    Qwest is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Qwest delivered or has made available to MCI true, correct and complete copies of its certificate of incorporation and by-laws, as amended and in effect on the date of this Agreement.

        Section 4.2    Subsidiaries.

          (a)   Exhibit 21 to Qwest's Annual Report on Form 10-K for the year ended December 31, 2004 includes all the Subsidiaries of Qwest (individually, an "Qwest Subsidiary" and collectively, the "Qwest Subsidiaries"), which as of the date thereof were "Significant Subsidiaries" (as defined in Rule 1-02 of Regulation S-X of the SEC). Each Qwest Subsidiary is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect. Qwest has made available to MCI true, correct and complete copies of the certificate of incorporation, the by-laws, and all other organizational documents of each Qwest Subsidiary, as amended and in effect on the date of this Agreement.

          (b)   Except as set forth in Exhibit 21 to Qwest's Annual Report on Form 10-K for the year ended December 31, 2004, Qwest is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Qwest Significant Subsidiaries, free and clear of any Liens. All of such shares and other equity interests so owned by Qwest are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights).

        Section 4.3    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of Qwest consists of 5,000,000,000 shares of Qwest Common Stock and 200,000,000 shares of preferred stock, par value $1.00 per share ("Qwest Preferred Stock").

          (b)   At the close of business on February 28, 2005, (i) 1,816,965,571 shares of Qwest Common Stock were issued and outstanding, (ii) no shares of Qwest Preferred Stock were issued and outstanding, and (iii) 947,437 shares of Qwest Common Stock were held in treasury by Qwest.

          (c)   Qwest has delivered or made available to MCI a form of the Qwest Rights Agreement to be adopted by the Board of Directors of Qwest as of the date hereof.

          (d)   Each of Qwest's equity compensation plans (the "Qwest Stock Plans"), are set forth in Section 4.3(d) of the Qwest Disclosure Letter. As of February 28, 2005, 155,506,419 shares of Qwest Common Stock were reserved for issuance pursuant to the Qwest Stock Plans. Except as set forth above, at the close of business on February 28, 2005, no shares of capital stock of Qwest were issued, reserved for issuance or outstanding. All issued and outstanding shares of Qwest Common Stock are, and all shares of Qwest Common Stock that may be issued pursuant to the exercise of outstanding options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable.

          (e)   There are no preemptive or similar rights on the part of any holder of any class of securities of Qwest or any of the Qwest Subsidiaries. Neither Qwest nor any of the Qwest Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Qwest or any such Qwest Subsidiary on any matter submitted to shareholders or a separate class of holders of capital stock. As of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which Qwest or any of the Qwest Subsidiaries is a party or by which any of them is bound (i) obligating Qwest or any of the Qwest Subsidiaries to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of the capital stock of Qwest or any Qwest Subsidiary, any additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, Qwest or any Qwest Subsidiary, (ii) obligating Qwest or any Qwest Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, Qwest or any Qwest Subsidiary. As of the date of this Agreement, there are no outstanding contractual obligations of Qwest or any of the Qwest Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, Qwest or any of the Qwest Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which Qwest is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, Qwest.

        Section 4.4    Authorization.

          (a)   Qwest has all requisite corporate power and authority to execute and deliver this Agreement and the Contribution Agreement, to perform its obligations hereunder and thereunder and, subject (in the case of this Agreement) to receipt of approval by the holders of a majority of the outstanding shares of Qwest Common Stock entitled to vote in accordance with the DGCL and Qwest's Constituent Documents (the "Qwest Stockholder Approval"), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Contribution Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Qwest are necessary for it to authorize this Agreement or the Contribution Agreement or to consummate the transactions contemplated hereby or thereby, except for the adoption of this Agreement and the transactions contemplated hereby by Qwest Stockholder Approval. This Agreement has been, and the Contribution Agreement will be, when entered into, duly and validly executed and delivered by Qwest and, assuming due authorization, execution and delivery by the other parties hereto or thereto, is, (or in the case of the Contribution Agreement, upon execution will be) a legal, valid and binding obligation of Qwest, enforceable against Qwest in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (b)   The Board of Directors of Qwest, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Qwest Merger and the other transactions contemplated by this Agreement, (ii) determining that the terms of the Qwest Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Qwest and its stockholders, (iii) recommending that Qwest's stockholders adopt this Agreement and (iv) declaring that this Agreement is advisable.

        Section 4.5    Takeover Statute, No Restrictions on the Qwest Merger; Qwest Rights Agreement.

          (a)   No state "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute is applicable to the Qwest Merger or the other transactions contemplated by this Agreement.

          (b)   The Board of Directors of Qwest has taken all necessary action to render the restrictions on business combinations contained in Section 203 of the DGCL hereby inapplicable to this Agreement and the transactions contemplated by this Agreement.

          (c)   The Qwest Rights Agreement is inapplicable to the Qwest Merger and the transactions contemplated hereby, and neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby will result in the occurrence of a Distribution Date, as defined in the Qwest Rights Agreement, or otherwise cause the Qwest Rights to become exercisable by the holders thereof.

        Section 4.6    Consents and Approvals; No Violations.

          (a)   The execution and delivery of this Agreement and the Contribution Agreement by Qwest does not and will not and the consummation by Qwest of the transactions contemplated hereby and thereby will not (i) conflict with any provisions of Qwest's Constituent Documents or, except as, individually or in the aggregate, would not reasonably be expected to have a Qwest Material Adverse Effect, the certificate of incorporation or by-laws or any other organizational documents of any Qwest Subsidiary; (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 4.6(b)); (iii) result in any violation or default or loss of a benefit under, or permit the acceleration or termination of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise or license; (iv) result in the creation or imposition of any Lien upon any properties or assets of Qwest or any Qwest Subsidiary; or (v) cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for Qwest or any Qwest Subsidiary to conduct its business as currently conducted, except, in the case of clauses (ii), (iii) (iv) and (v), as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Qwest Material Adverse Effect and as would not reasonably be expected to materially delay or impair the consummation of the Qwest Merger.

          (b)   No consent, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity is required to be made or obtained by Qwest or any Qwest Subsidiary in connection with the execution or delivery of this Agreement or the Contribution Agreement by Qwest or the consummation by Qwest of the transactions contemplated hereby or thereby, except for (i) compliance by Qwest with the HSR Act and such foreign antitrust and competition law requirements set forth in Section 4.6(b)(i) of the Qwest Disclosure Letter, (ii) the filing of the Qwest Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of (A) the Joint Proxy Statement/Prospectus in accordance with Regulation 14A promulgated under the Exchange Act, (B) the registration statement on Form S-4 promulgated under the Securities Act and (C) such reports under and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to the FCC, (v) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to the State Commissions set forth in Section 4.6(b)(v) of the Qwest Disclosure Letter, (vi) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to those foreign Governmental Entities regulating competition and telecommunications businesses or the use of radio spectrum or regulating or limiting investment set forth in Section 4.6(b)(vi) of the Qwest Disclosure Letter,

  (vii) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to those State agencies or departments or local governments that have issued competitive access provider or other telecommunications franchises or any other similar authorizations, and (viii) any consent, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity (other than any of the foregoing addressed in clauses (i) through (vii) above), the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect.

        Section 4.7    SEC Reports; Qwest Financial Statements.

          (a)   Qwest and each Qwest Subsidiary has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since December 31, 2003 (the "Qwest SEC Documents"). As of its respective date, each of the Qwest SEC Documents, including any financial statements or schedules included or incorporated by reference therein, complied when filed or furnished and as amended in all material respects with the requirements of the Exchange Act or the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Qwest SEC Documents, and did not, and any Qwest SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   The Qwest Financial Statements have been derived from the accounting books and records of Qwest and the Qwest Subsidiaries and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to the absence of notes. The consolidated balance sheets (including the related notes) included in the Qwest Financial Statements present fairly in all material respects the financial position of Qwest and the Qwest Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders' equity and consolidated statements of cash flows (in each case including the related notes) included in such Qwest Financial Statements present fairly in all material respects the results of operations, shareholders' equity and cash flows of Qwest and the Qwest Subsidiaries for the respective periods indicated, in each case subject to normal year-end adjustments that have not been and are not expected to be material in amount.

        Section 4.8    Absence of Undisclosed Liabilities.    Qwest and the Qwest Subsidiaries do not have any liabilities or obligations, known or unknown, contingent or otherwise, except (a) liabilities and obligations in the respective amounts reflected on or reserved against in the consolidated balance sheet of Qwest and the Qwest Subsidiaries included in the Qwest Financial Statements (or readily apparent in the notes thereto), (b) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since the date of such balance sheet, and (c) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect.

        Section 4.9    Form S-4; Joint Proxy Statement/Prospectus.    None of the information supplied or to be supplied by Qwest for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date mailed to stockholders of MCI and Qwest and at the time of each of the MCI Stockholders Meeting and the Qwest Stockholders Meeting to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 4.10    Absence of Certain Changes.    Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, for the period beginning December 31, 2004 until the date hereof, (i) Qwest and the Qwest Subsidiaries have conducted their respective businesses only in a commercially reasonable manner consistent with past practice or with industry practice; (ii) there has not been any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of Qwest's capital stock; (iii) there has not been any action taken by Qwest or any of the Qwest Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a material breach of Section 5.2; and (iii) except as required by GAAP, there has not been any change by Qwest in its accounting principles, practices or methods. Since December 31, 2004 until the date hereof, there have not been any changes, circumstances or events that, individually and in the aggregate, have had or would reasonably be expected to result in a Qwest Material Adverse Effect.

        Section 4.11    Litigation.    There is no suit, action, proceeding, claim, review or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending, affecting or, to the knowledge of Qwest, threatened against Qwest or any Qwest Subsidiary, or their respective properties or rights that, individually and in the aggregate for any such matters premised on common legal theories and similar facts, would reasonably be expected to result in a Qwest Material Adverse Effect. There is no Order of any Governmental Entity or arbitrator outstanding against Qwest or any Qwest Subsidiary which would, individually or in the aggregate, reasonably be expected to result in a Qwest Material Adverse Effect.

        Section 4.12    Compliance with Laws.

          (a)   Each of Qwest and the Qwest Subsidiaries is, and since December 31, 2003, has been in compliance in all material respects with applicable Laws and, to the knowledge of Qwest, is not under investigation with respect to, and has not been threatened to be charged with or given notice of, any material violation of any Law, in each case except for such failures to be in compliance, such investigations or such violations as would not, individually or in the aggregate, reasonably be expected to result in a Qwest Material Adverse Effect.

          (b)   Since December 31, 2003 (or such later date, if Qwest only became subject to the applicable provisions, rules and regulations subsequent to December 31, 2003), the principal executive officer and the principal financial officer of Qwest have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and under the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The principal executive officer and the principal financial officer of Qwest have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each Qwest SEC Document filed by Qwest. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Qwest nor any of its Affiliates has directly or indirectly extended or maintained credit, arranged for the extension of credit, renewed an extension of credit or materially modified an extension of credit in the form of personal loans to any executive officer or director (or equivalent thereof) of Qwest or any Qwest Subsidiary with respect to whom such actions would be prohibited under the Sarbanes-Oxley Act.

          (c)   Qwest has (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Qwest is made known to the management of Qwest by others within those entities, and (ii) has disclosed, based on its most recent evaluation, to Qwest's outside auditors and the audit committee of the Board of

  Directors of Qwest (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect Qwest's ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Qwest's internal control over financial reporting.

          (d)   Qwest has delivered to MCI copies of any written notifications it has received to date since December 31, 2003 of a (i) "significant deficiency" or (ii) "material weakness" in Qwest's internal controls. For purposes of this Agreement, the terms "significant deficiency" and "material weakness" shall have the meanings assigned to them in the Statements of Auditing Standards No. 60, as in effect on the date hereof.

        Section 4.13    Taxes.

          (a)   Qwest and each Qwest Subsidiary have (i) duly and timely filed with the appropriate Governmental Entities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were true, correct and complete in all material respects, (ii) duly and timely paid in full all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full or withheld, or established adequate reserves in accordance with GAAP for, all material Taxes that are due and payable by it, (iv) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of Qwest and each Qwest Subsidiary through the date of this Agreement and (v) complied in all material respects with all laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to, or, where amounts have not been so withheld, established an adequate reserve under GAAP for the payment to, the respective proper Governmental Entities all material amounts required to be so withheld and paid over.

          (b)   There (i) is no deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding or threatened against or with respect to Qwest or any Qwest Subsidiary in respect of any material Taxes or material Tax Returns, and (ii) are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between Qwest or any Qwest Subsidiary and any authority responsible for such Taxes or Tax Returns.

          (c)   The federal income Tax Returns of Qwest and the Qwest Subsidiaries have been examined by the Internal Revenue Service (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all periods through and including December 31, 1991, and no material deficiencies were asserted as a result of such examinations that have not been resolved and fully paid.

          (d)   Neither Qwest nor any Qwest Subsidiary has any material liability as a result of being a party to any material tax sharing, tax indemnity or other agreement or arrangement with any entity not included in the most recent Qwest Financial Statements.

          (e)   None of Qwest or any of the Qwest Subsidiaries has any liability for material Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign law (other than a group the common parent of which is Qwest), or has any liability for the Taxes of any Person (other than Qwest and its direct and indirect subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.

          (f)    There are no material adjustments under Section 481 of the Code (or similar or analogous provision of state, local or foreign law) for income tax purposes applicable to or required to be made by Qwest or any of the Qwest Subsidiaries as a result of changes in methods of accounting or other events occurring on or before the date hereof.

          (g)   There are no Liens on any of the assets or properties of Qwest or any Qwest Subsidiary that arose in connection with any failure (or alleged failure) to pay any material Tax.

          (h)   Neither Qwest nor any Qwest Subsidiary has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) that has not been properly disclosed pursuant to such Regulation on a Tax Return previously made available to MCI.

        Section 4.14    Sufficiency of Real Property, etc.    The real property, together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto or owned by Qwest or any of the Qwest Subsidiaries, and all easements, licenses, rights and appurtenances relating to the foregoing, and all interests leased by Qwest or any of the Qwest Subsidiaries pursuant to leases, subleases, licenses and occupancy agreements (collectively, the "Qwest Real Property") constitute all the interests in real property required for the conduct of the Qwest Business as currently conducted. Except in any such case as would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect, all buildings, structures, fixtures and improvements included within the Qwest Real Property are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the knowledge of Qwest, there are no facts or conditions affecting any of the buildings, structures, fixtures and improvements included within the Qwest Real Property that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof.

        Section 4.15    Right-of-Way Agreements and Network Facilities.

          (a)   Except in any such case as would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect, (i) each right-of-way agreement, license agreement or other agreement permitting or requiring Qwest or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land, underwater or underground (each, an "Qwest Right-of-Way Agreement"), is valid, legally binding, enforceable and in full force and effect, and none of Qwest or any of its Subsidiaries is in breach of or default under any Qwest Right-of-Way Agreement, (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default by any of Qwest or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder and (iii) no third party has repudiated or has the right to terminate or repudiate any Qwest Right-of-Way Agreement.

          (b)   To the knowledge of Qwest, Qwest is not in violation of any Laws which, individually or in combination with any others, would materially and adversely affect the ability of Qwest or any of its Subsidiaries to use any of the rights associated with the Qwest Right-of-Way Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

          (c)   Except in any such case as would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect:

            (i)    All Qwest's Owned Network Facilities and Leased Network Facilities: (x) are in Good Condition individually and in combination; and (y) are, individually and in combination, operated, installed, and maintained by Qwest, Qwest Subsidiaries, or their contractors in a manner that is in compliance with (a) Industry Standards, (b) performance requirements in service agreements with customers of Qwest and its Subsidiaries ("Qwest Customer Requirements") Requirements, and (c) all Laws. Qwest and the Qwest Subsidiaries will maintain or cause Qwest's Owned Network Facilities and Leased Network Facilities, individually and in combination, to be maintained in Good Condition and in compliance with

    Performance Standards, Industry Standards, Qwest Customer Requirements, and all Laws through the Closing Date.

            (ii)   Qwest owns, free of liens and other encumbrances, other than Permitted Liens, all right, title, and interest in Qwest's Owned Network Facilities and will maintain the same through the Closing Date. No third Person can revoke or otherwise encumber or interfere with such right, title, and interest.

            (iii)  (x) Each of Qwest's Network Facility Agreement is valid, legally binding, enforceable and in full force and effect, and none of Qwest or any of the Qwest Subsidiaries is in breach of or default under any Network Facility Agreement, (y) no event has occurred which, with notice or lapse of time, would constitute a breach or default by any of Qwest or the Qwest Subsidiaries or permit termination, revocation, other interference with performance of, modification or acceleration by any third party of any Network Facility Agreement, and (z) no third Person has repudiated, revoked, terminated, or otherwise interfered with performance of or has the right to terminate, repudiate, revoke, or otherwise interfere with the performance of any Network Facility Agreement.

        Section 4.16    Brokers.    No Persons other than UBS Securities LLC ("UBS") and Merrill Lynch & Co., Inc. ("Merrill Lynch", and together with UBS, the "Qwest Financial Advisors") are entitled to any brokerage, financial advisory, finder's or similar fee or commission payable by Qwest in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Qwest or any Qwest Subsidiary. Qwest has furnished to MCI a true, correct and complete copy of each agreement between Qwest, any Qwest Subsidiary and each Qwest Financial Advisor relating to the Mergers and the other transactions contemplated by this Agreement.

        Section 4.17    Employee Benefit Plans and Related Matters; ERISA.

          (a)   As soon as practicable (but not later than 20 Business Days) after the date hereof, Qwest shall provide MCI with a schedule that sets forth a complete and correct list of Qwest Benefit Plans. With respect to each such Qwest Benefit Plan, on or before the date such schedule is provided, Qwest shall provide to MCI a complete and correct copy of such Qwest Benefit Plan, if written, or a description of such Qwest Benefit Plan if not written, and to the extent applicable, (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust report for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar report filed with any comparable governmental authority in any non-U.S. jurisdiction having jurisdiction over any Qwest Benefit Plan and all schedules thereto, (iv) the most recent IRS determination letter, (v) all current summary plan descriptions, (vi) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor, (vii) the most recent actuarial study of any pension, disability, post-employment life or medical benefits provided under any such Qwest Benefit Plan, (viii) all current employee handbooks and manuals, (ix) statements or other communications regarding withdrawal or other multiemployer plan liabilities (or similar liabilities pertaining to any non-U.S. employee benefit plan sponsored by Qwest or any Qwest Subsidiary, if any), (x) all amendments and modifications to any such Qwest Benefit Plan or related document and (xi) in the case of any such Qwest Benefit Plan that is maintained primarily for the benefit of employees whose employment is principally outside the United States, information that is substantially comparable (taking into account differences arising from differences in applicable law and practices) to the information required to be provided in the foregoing subclauses of this Section 4.17(a).

          (b)   Qualification. Each Qwest Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS, and no event has occurred or circumstance exists since the date of such determination that would adversely affect such qualification. To the knowledge of Qwest, each Qwest Benefit Plan that is maintained outside of the United States meets the conditions to qualify for tax exempt status, if applicable, or for such other favorable classification available in respect of such Qwest Benefit Plan under applicable Law. All amendments and actions required to bring each Qwest Benefit Plan into material conformity with the applicable provisions of ERISA, the Code and other applicable Law have been made or taken, except to the extent such amendments or actions are not required by Law to be made or taken until after the Closing Date. Each Qwest Benefit Plan has been operated in all material respects in accordance with applicable Law.

          (c)   Liability. There has been no event or circumstance that has resulted in any material liability to Qwest or any of the Qwest Subsidiaries under or pursuant to Title I or IV of ERISA, the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans or any applicable provision of Law in any jurisdiction outside of the United States. There has not been any event or circumstance that could reasonably be expected to result in any material liability (other than for the payment of benefits in a commercially reasonable manner consistent with industry practice) in respect of Qwest Benefit Plans. Except as is otherwise reflected in the Financial Statements, there are no "unfunded benefits liabilities" in respect of any Qwest Benefit Plan that is a defined benefit or similar type plan.

          (d)   Acceleration or Increases in Compensation. There is no contract, agreement, plan or arrangement to which Qwest or any of the Qwest Subsidiaries is a party covering any employee, former employee, officer, director, shareholder or contract worker of Qwest or any of the Qwest Subsidiaries, which, individually or collectively, could give rise to the payment of any material amount that would not be deductible pursuant to Section 280G of the Code or would otherwise result in the acceleration of payment of any benefits or a material increase in the amount of benefits (including, without limitation, any indemnity or redundancy pay) payable, whether pursuant to the terms of any such Qwest Benefit Plan, at Law, by contract or otherwise, the entering into, or the consummation of the transactions contemplated by, this Agreement.

          (e)   Independent Contractors. Qwest and each of the Qwest Subsidiaries has properly classified all individuals (including but not limited to independent contractors and leased employees) under applicable Law, except where failure to properly classify such person would not result in material employment or benefit liability to Qwest or the Qwest Subsidiaries. Any person (other than the non-employee members of Qwest's board of directors) providing services to Qwest or any of the Qwest Subsidiaries who has not been classified as an employee is not eligible to participate in any Qwest Benefit Plan and is not entitled to receive any benefits or other compensation under or pursuant to any such Qwest Benefit Plan in respect of such non-employee service.

        Section 4.18    Employees, Labor Matters.    As soon as practicable (but not later than 20 Business Days) after the date hereof, Qwest shall provide MCI with a schedule that sets forth a complete and correct list of each collective bargaining agreement to which any of Qwest or any of the Qwest Subsidiaries is party or by which any such entity may be bound. Since December 31, 2003, there has not occurred nor, to the knowledge of Qwest has there been threatened, any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity or organizing campaign with respect to any employees of Qwest or any of the Qwest Subsidiaries. There are no material labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of Qwest, threatened with respect to any employee of Qwest or any of the Qwest Subsidiaries.

        Section 4.19    Intellectual Property Rights.    Except as would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect:

          (a)   Qwest and the Qwest Subsidiaries are the exclusive owners of all Qwest Owned Intellectual Property that is issued as a patent, the subject of a patent application, registered or subject to an application for registration, free and clear of any Liens other than Permitted Liens. The Qwest Owned Intellectual Property, together with any Intellectual Property used by Qwest or its Subsidiaries pursuant to Intellectual Property Licenses, constitutes all of the Intellectual Property necessary to the conduct of the Qwest Business as currently conducted (the "Qwest Intellectual Property"). Immediately after the Effective Time, Qwest and the Qwest Subsidiaries shall own or have licensed to them all the Qwest Intellectual Property, in each case free from Liens other than Permitted Liens, on the same terms and conditions as in effect prior to the Effective Time. "Qwest Owned Intellectual Property" means all material Intellectual Property owned by Qwest or any of the Qwest Subsidiaries.

          (b)   To the knowledge of Qwest, the conduct of the Qwest Business does not infringe or otherwise conflict with the rights of any Person in respect of any Intellectual Property. To the knowledge of Qwest, none of the Qwest Owned Intellectual Property is being infringed or otherwise used or being made available for use by any Person without a license or permission from Qwest. None of the Qwest Owned Intellectual Property is subject to any outstanding Order by or with any court, tribunal, arbitrator or other Governmental Entity.

          (c)   Qwest or one of the Qwest Subsidiaries has taken all actions reasonably necessary to ensure full ownership (including by assignment from employees and from other Persons performing services for Qwest or any Qwest Subsidiary), protection and enforceability of the Qwest Owned Intellectual Property under any applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances). Each of Qwest and each Qwest Subsidiary has taken all actions reasonably necessary to maintain the secrecy of all non-public Intellectual Property, including Trade Secrets, used in the Qwest Business (including requiring the execution of valid and enforceable confidentiality agreements by employees or any other Person to whom such non-public Intellectual Property is made available). To the knowledge of Qwest, none of Qwest or any Qwest Subsidiary is using or enforcing any Qwest Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Qwest Owned Intellectual Property or Trade Secret.

        Section 4.20    Contracts.

          (a)   Except as listed in Section 4.20(a) of the Qwest Disclosure Letter, and except for Qwest Benefit Plans, neither Qwest nor any Qwest Subsidiary is a party to or bound by, as of the date hereof:

            (i)    any agreement relating to Indebtedness (other than agreements among direct or indirect wholly owned Qwest Subsidiaries) in excess of $10,000,000;

            (ii)   any joint venture, partnership, limited liability company or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture material to Qwest or any of its Subsidiaries in which Qwest or any Qwest Subsidiary owns any interest valued at more than $10,000,000 without regard to percentage voting or economic interest (unless pursuant to such agreement or arrangement Qwest and/or the Qwest Subsidiaries, as the case may be, do not have a future funding obligation likely to require funding of more than $10,000,000 in the aggregate);

            (iii)  any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any material business or material real property (whether by merger, sale of stock, sale of assets or otherwise);

            (iv)  any material agreement other than an agreement with respect to compensation or similar arrangements not involving a director of Qwest or one of the officers of Qwest for purposes of Section 16 of the Exchange Act or any agreement entered into in a commercially reasonable manner consistent with industry practice with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of Qwest or any Qwest Subsidiary, (B) any Person 5% (excluding in this case all direct and indirect subsidiaries of Qwest) or more of the outstanding voting securities of which are directly or indirectly owned, controlled or held with power to vote by Qwest or any Qwest Subsidiary or (C) any current or former director or officer of Qwest or any Qwest Subsidiary;

            (v)   any agreement (including any exclusivity agreement) that purports to limit or restrict in any material respect either the type of business in which Qwest or the Qwest Subsidiaries (or, after the Effective Time, MCI or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business including any covenant not to compete or could require the disposition of any material assets or line of business of Qwest or the Qwest Subsidiaries;

            (vi)  any sales, distribution, agency or other similar agreement providing for the sale by Qwest or any Qwest Subsidiary of materials, supplies, goods, services, equipment or other assets that are material to Qwest and the Qwest Subsidiaries taken as a whole and involving payments to Qwest in excess of $17,500,000 annually;

            (vii) any agreement relating to any material interest rate, currency or commodity derivatives or hedging transaction;

            (viii)   any agreement (including keepwell agreement) under which (A) any Person (other than Qwest or a Qwest Subsidiary) has directly or indirectly guaranteed any liabilities or obligations of Qwest or any Qwest Subsidiary or (B) Qwest or any Qwest Subsidiary has directly or indirectly guaranteed liabilities or obligations of any other Person (other than Qwest or a Qwest Subsidiary) (in each case other than endorsements for the purpose of collection in a commercially reasonable manner consistent with industry practice), unless such guarantor obligation is less than $10,000,000;

            (ix)  any material "take-or-pay" agreements; or

            (x)   any agreement the termination or breach of which or the failure to obtain consent in respect of is likely to have a Qwest Material Adverse Effect.

          (b)   The agreements, commitments, arrangements and plans listed or required to be listed in Section 4.20(a) of the Qwest Disclosure Letter are referred to herein as the "Qwest Contracts." Each Qwest Contract is a valid and binding agreement of Qwest or a Qwest Subsidiary, as the case may be, and is in full force and effect, and none of Qwest, any Qwest Subsidiary or, to the knowledge of Qwest, any other party thereto is in default or breach in any material respect under the terms of any such Qwest Contract. Except as otherwise noted in Section 4.20(a) of the Qwest Disclosure Letter, true, correct and complete copies of (i) each such Qwest Contract (including all modifications and amendments thereto and waivers thereunder) and (ii) all form contracts, agreements or instruments used in and material to the Qwest Business have been made available to MCI.

        Section 4.21    Environmental Laws and Regulations.    Except as disclosed in Section 4.21 of the Qwest Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Qwest Material Adverse Effect:

          (a)   Qwest and each Qwest Subsidiary has complied and is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with all Environmental Permits.

          (b)   No notice of violation, notification of liability, demand, request for information, citation, summons or order has been received by Qwest or any Qwest Subsidiary, no complaint has been filed, no penalty or fine has been assessed, and no investigation, action, claim, suit or proceeding is pending or, to the knowledge of Qwest, threatened by any Person involving Qwest or any Qwest Subsidiary relating to or arising out of any Environmental Law.

          (c)   No Hazardous Substances are or were located and no disposal or Releases of Hazardous Substances have occurred at, on, above, under or from any properties currently or, to the knowledge of Qwest at the time of the cessation of such ownership, lease, operation or use, formerly owned, leased, operated or used by Qwest, any Qwest Subsidiary or any predecessors in interest that, in each case, has resulted in or would reasonably be expected to result in any material cost, liability or obligation of Qwest or any Qwest Subsidiary under any Environmental Law.

          (d)   Neither Qwest nor any Qwest Subsidiary, nor, to the knowledge of Qwest, any other Person, has caused or taken any action that could reasonably be expected to result in any material liability or obligation relating to (i) the environmental conditions at, on, above, under, or about any properties or assets currently or formerly owned, leased, operated or used by Qwest or any Qwest Subsidiary or any of their respective predecessors in interest, or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of Hazardous Substances.

          (e)   Qwest has provided to MCI all material environmental site assessments, audits, investigations and studies in the possession, custody or control of Qwest or any Qwest Subsidiary relating to properties or assets currently or formerly owned, leased, operated or used by Qwest or any Qwest Subsidiary.

          (f)    Neither Qwest nor any Qwest Subsidiary has been in businesses other than those related to the provision of telecommunication services that would reasonably be expected to present environmental issues of a materially different scope or magnitude than those presented in the provision of telecommunication services. Without limiting the generality of the foregoing, neither Qwest nor any Qwest Subsidiary has operated or currently operates: (i) any manufacturing facilities; (ii) any facilities that are or have been permitted under the Resource Conservation and Recovery Act; or (iii) any business that manages the hazardous wastes of any unrelated party. The representations contained in this Section 4.21(f) shall not deemed to be breached unless the operation or ownership of such other business or businesses has resulted in any material cost, liability or obligation of Qwest or any Qwest Subsidiary under any Environmental Law.

        Section 4.22    Insurance Coverage.    Qwest and the Qwest Subsidiaries maintain policies of insurance in such amounts and against such risks as are customary in the industries in which Qwest and the Qwest Subsidiaries operate. Except as would not reasonably be expected to have a Qwest Material Adverse Effect, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, this Agreement or the consummation of any of the transactions contemplated hereby.

        Section 4.23    Consent Decrees.    Section 4.23 of the Qwest Disclosure Letter sets forth a list of all material consent decrees to which Qwest and the Qwest Subsidiaries are subject and any material voluntary agreements with any state or federal agency that impose any continuing duties on Qwest, including any additional reporting or monitoring requirements.

        Section 4.24    Foreign Corrupt Practices and International Trade Sanctions.    Neither Qwest, nor any Qwest Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, Federal or state Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws, in each case, except as is not, individually or in the aggregate, reasonably likely to have a Qwest Material Adverse Effect.

        Section 4.25    Opinions of Financial Advisors.    Qwest has received opinions from UBS and Merrill Lynch, dated as of March 31, 2005, to the effect that, as of the date of such opinions and subject to the procedures followed, and the qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view to Qwest.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

        Section 5.1    Covenants of MCI.    From the date of this Agreement until the Effective Time, unless Qwest shall otherwise consent in writing or except as set forth in Section 5.1 of the MCI Disclosure Letter or as otherwise expressly provided for in this Agreement, MCI shall, and shall cause each of the MCI Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and shall use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with customers, suppliers and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with industry practice. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 5.1 of the MCI Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date hereof until the Effective Time, without the prior written consent of Qwest, which consent shall not be unreasonably withheld, MCI shall not, and shall not permit any MCI Subsidiary to:

          (a)   adopt or propose any change in the MCI certificate of incorporation or by-laws;

          (b)   (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, other than (x) pursuant to Section 6.16 of this Agreement, (y) regular quarterly cash dividends consistent with past practice (which in no event shall exceed $1,947,000,000 in the aggregate since February 1, 2005) which are to be declared prior to the declaration of the Special Cash Dividend or (z) dividends or distributions by wholly owned MCI Subsidiaries, (ii) split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of MCI or any MCI Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, other than pursuant to the MCI Stock Plans and the redemption of MCI Rights;

          (c)   Subject to Section 5.1(e), issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other equity securities (including any options, warrants or any similar security exercisable for or convertible into such capital stock or other equity security) (other than (i) issuances of MCI Common Stock (and the associated MCI Rights) in connection with the MCI ESPP, MCI Restricted Shares or Other MCI Equity-Based Awards, in each case, in accordance with their terms (it being understood that grants of MCI Restricted Shares and Other MCI Equity-Based Awards after the date hereof shall be in accordance with Section 5.1(g) of the MCI Disclosure Letter), (ii) issuances by a wholly owned MCI Subsidiary of capital stock to such MCI Subsidiary's parent or another wholly owned MCI Subsidiary, (iii) issuances in accordance with the MCI Rights Agreement, and (iv) issuances pursuant to the Chapter 11 Plan);

          (d)   merge or consolidate with any Person (including MCI or a wholly owned MCI Subsidiary) or acquire a material amount of the assets or equity of any other Person (including MCI or an MCI Subsidiary), other than (i) acquisitions disclosed on Section 5.1(d) of the MCI Disclosure Letter and (ii) acquisitions the fair market value of the total consideration (including the value of indebtedness acquired or assumed) for which does not exceed $50,000,000 for any individual acquisition, or $100,000,000 in the aggregate;

          (e)   sell, lease, license, subject to a Lien, other than a Permitted Lien, encumber or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of an MCI Subsidiary) except (i) pursuant to existing written contracts or commitments (the terms of which have been disclosed in writing to Qwest prior to the date hereof), (ii) sales of network capacity in the ordinary course consistent with past practice, (iii) sales of assets listed on Section 5.1(e) of the MCI Disclosure Letter or (iv) in an amount not in excess of $50,000,000 in the aggregate;

          (f)    (i) make any loans, advances or capital contributions to, or investments in, any other Person other than (x) by MCI or any MCI Subsidiary to or in MCI or any MCI Subsidiary or (y) pursuant to any contract or other legal obligation existing at the date of this Agreement set forth on Section 5.1(f) of the MCI Disclosure Letter, (ii) create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, except Indebtedness incurred in the ordinary course of business not to exceed $25,000,000 in the aggregate, Indebtedness in replacement of existing Indebtedness on customary commercial terms, and guarantees by MCI of Indebtedness of wholly owned Subsidiaries of MCI or guarantees by Subsidiaries of Indebtedness of MCI, or (iii) other than in the ordinary course of business consistent with past practice or as set forth in MCI's capital budget, a copy of which was delivered to Qwest prior to the date hereof, make or commit to make any capital expenditure;

          (g)   amend or otherwise modify benefits under any MCI Benefit Plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any MCI Benefit Plan as currently in effect on the date hereof, fail to make any required contribution to any MCI Benefit Plan, merge or transfer any MCI Benefit Plan or the assets or liabilities of any MCI Benefit Plan, change the sponsor of any MCI Benefit Plan, or terminate or establish any MCI Benefit Plan, except (i) as reasonably appropriate to reflect changes in applicable Law or generally accepted accounting principles, (ii) in the ordinary course of business, consistent with existing policies and practices, or (iii) as identified on Section 5.1(g) of the MCI Disclosure Letter;

          (h)   grant any increase in the compensation or benefits of directors, officers, or employees of MCI or any MCI Subsidiary, provided, however, that MCI or any of its Subsidiaries may (i) grant increases in base salaries in the ordinary course of business consistent with existing policies and practices (including pursuant to the MCI's "focal point review" and MCI's salary administration program outlined on Section 5.1(h) of the MCI Disclosure Letter), so long as such increases, in the aggregate, do not exceed 4% in any calendar year and (ii) grant equity-based instruments in the ordinary course of business consistent with existing policies and practices;

          (i)    enter into or amend or modify any severance, consulting, retention or employment agreement, plan, program or arrangement, (i) other than in the ordinary course of business, consistent with existing policies and practices or (ii) except as identified on Section 5.1(i) of the MCI Disclosure Letter;

          (j)    hire or terminate the employment or contractual relationship of any officer, employee or consultant of MCI or any MCI Subsidiary, as the case may be, other than hirings or terminations (i) in the ordinary course, consistent with existing policies and practices, (ii) identified on Section 5.1(j) of the MCI Disclosure Letter or (iii) that, individually and in the aggregate, would not result in (x) in the case of hirings, a material increase in the number of persons providing services to MCI and its Subsidiaries in all such capacities, (y) in the case of hirings, a material increase in the aggregate payroll and other benefits costs to MCI or such MCI Subsidiary (such increase to be determined, in the case of a hiring to replace an employee or other service provider in a pre-existing position based solely on the costs in excess of the costs associated with the replaced service provider), and (z) in the case of terminations, material liability to MCI or any of its Subsidiaries in excess of the costs savings, if any, directly derived from such terminations;

          (k)   settle or compromise any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy (each, a "Proceeding") or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any material Proceeding other than (i) such settlements and compromises that (A) relate to Taxes (which are the subject of Section 5.1(l)), (B) relate to Bankruptcy Claims (which are the subject of Section 6.18), (C) are in the ordinary course consistent with past practice or (D) do not require payments by MCI in excess of $10,000,000 and (ii) such consents, decrees, injunctions or similar restraints or forms of equitable relief that, individually or in the aggregate, are not material to MCI and the MCI Subsidiaries, taken as a whole;

          (l)    (i) make or rescind any material election relating to Taxes, provided, however, that upon being so directed by Qwest, MCI shall make an election under Section 382(l)(5)(H) of the Code not to apply the provisions of Section 382(l)(5) of the Code to an ownership change within the meaning of Section 382(g) of the Code, (ii) settle or compromise any Proceeding relating to Taxes (other than Taxes that relate to Bankruptcy Claims (which are the subject of Section 6.18)), (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any MCI Benefit Plan intended to be qualified under Code Section 401(a), (iv) enter into a written and legally binding agreement with a Taxing Authority relating to material Taxes, or (v) except as required by Law, change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ending December 31, 2003;

          (m)  other than in the ordinary course of business consistent with past practice or in response to changes in law, (i) modify or amend in any material respect or terminate any MCI Contract, (ii) enter into any successor agreement to an expiring MCI Contract that changes the terms of the expiring MCI Contract in a way that is materially adverse to MCI or any MCI Subsidiary, or (iii) enter into any new agreement that would have been considered an MCI Contract if it were entered into at or prior to the date hereof;

          (n)   enter into or renew or extend any agreements or arrangements that limit or otherwise restrict MCI or any of the MCI Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Qwest or any of its Affiliates (including New Qwest) or any successor thereto, from engaging or competing in any line of business or in any geographic area, which agreements or arrangements, individually or in the aggregate, would reasonably be expected to have a Specified Material Adverse Effect;

          (o)   change any method of accounting or accounting principles or practices by MCI or any MCI Subsidiary the effect of which would result in a change in a significant accounting policy, except for any such change required by a change in GAAP or by a Governmental Entity;

          (p)   terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering MCI or the MCI Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

          (q)   adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of MCI or any of the MCI Subsidiaries organized in jurisdictions other than the United States or any political subdivision thereof;

          (r)   take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions to the consummation of the Mergers set forth in Article VII not being satisfied or (ii) materially impair the ability of MCI, Qwest, MCI Merger Sub or Qwest Merger Sub to consummate their respective Mergers in accordance with the terms hereof or materially delay such consummation; or

          (s)   agree or commit to do any of the foregoing.

        Section 5.2    Covenants of Qwest.    From the date of this Agreement until the Effective Time, unless MCI shall otherwise consent in writing, or except as set forth in Section 5.2 of the Qwest Disclosure Letter or as otherwise expressly provided for in this Agreement, Qwest shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and shall use all commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with customers, suppliers and others having business dealings with it and maintain its current rights and franchises, subject to the terms of this Agreement. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 5.2 of the Qwest Disclosure Letter or as otherwise expressly provided for in this Agreement, from the date hereof until the Effective Time, without the prior written consent of MCI, which consent shall not be unreasonably withheld, Qwest shall not, and shall not permit any Subsidiary of Qwest to:

          (a)   adopt or propose any change in the Qwest certificate of incorporation or by-laws;

          (b)   (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, other than dividends or distributions by wholly owned Qwest Subsidiaries, (ii) split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, other than in connection with (A) risk management and liability hedging transactions, (B) debt transactions for financing purposes or in lieu of or in exchange of debt and (C) issuances of capital stock or other equity securities (including any options, warrants or any other security exercisable for, or convertible into, such capital stock or other equity securities) to facilitate the consummation of the mergers and the transactions contemplated by this Agreement or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of Qwest or any Qwest Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, other than pursuant to the Qwest Stock Plans;

          (c)   take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions to the consummation of the Mergers set forth in Article VII not being satisfied or (ii) materially impair the ability of Qwest, MCI, Qwest Merger Sub or MCI Merger Sub to consummate their respective Mergers in accordance with the terms hereof or materially delay such consummation; or

          (d)   agree or commit to do any of the foregoing.

ARTICLE VI
ADDITIONAL AGREEMENTS

        Section 6.1    Preparation of Proxy Statement.

          (a)   As promptly as reasonably practicable following the date hereof, Qwest and MCI shall prepare and file with the SEC mutually acceptable proxy materials that shall constitute the proxy statement/prospectus relating to the matters to be submitted to the stockholders of MCI at the MCI Stockholders Meeting and to the stockholders of Qwest at the Qwest Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy

  Statement/Prospectus") and New Qwest shall prepare, together with Qwest and MCI, and file the Form S-4. The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4 as New Qwest's prospectus. The Form S-4 and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

          (b)   New Qwest, Qwest and MCI shall use commercially reasonable efforts to have the Form S-4 declared effective by the SEC as promptly as practicable after the date hereof and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated thereby.

          (c)   Qwest and MCI shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus received from the SEC. New Qwest shall provide Qwest and MCI with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 and any communications prior to filing such with the SEC, and will promptly provide Qwest and MCI with a copy of all such filings and communications made with the SEC.

          (d)   Qwest and MCI will each use commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. New Qwest shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Mergers and each of Qwest and MCI shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the New Qwest Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4.

          (e)   If at any time prior to the Effective Time any information relating to Qwest or MCI, or any of their respective Affiliates, officers or directors, should be discovered by Qwest or MCI which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Qwest and MCI.

        Section 6.2    Stockholders Meetings; Recommendations.

          (a)   MCI shall duly take all lawful and commercially reasonable action to call, give notice of, convene and hold a meeting of its stockholders on a date as soon as reasonably practicable after the S-4 Registration Statement is declared effective (the "MCI Stockholders Meeting") for the purpose of obtaining the MCI Stockholder Approval with respect to the adoption of this Agreement and shall take all lawful and commercially reasonable action to solicit the adoption of this Agreement by the MCI Stockholder Approval; and the Board of Directors of MCI shall recommend adoption of this Agreement by the stockholders of MCI to the effect as set forth in Section 3.4(b) (the "MCI Recommendation"), and shall not withdraw, modify or qualify (a "Change") in any manner adverse to Qwest such recommendation or make any statement in connection with the MCI Stockholders Meeting inconsistent with such recommendation including, without limitation, approving or recommending a third party Takeover Proposal with respect to MCI or failing to recommend the adoption of this Agreement (collectively, a "Change in the MCI Recommendation"); provided that the Board of Directors of MCI may make a Change in the MCI Recommendation pursuant to Section 6.5(c).

          (b)   Qwest shall duly take all lawful and commercially reasonable action to call, give notice of, convene and hold a meeting of its stockholders on a date as soon as reasonably practicable after the S-4 Registration Statement is declared effective (the "Qwest Stockholders Meeting") for the purpose of obtaining the Qwest Stockholder Approval and shall take all lawful and commercially reasonable action to solicit the Qwest Stockholder Approval; and the Board of Directors of Qwest shall recommend adoption of this Agreement by the stockholders of Qwest to the effect as set forth in Section 4.4(b) (the "Qwest Recommendation"), and shall not Change in any manner adverse to MCI such recommendation or make any statement in connection with the Qwest Stockholders Meeting inconsistent with such recommendation including, without limitation, approving or recommending a third party Takeover Proposal with respect to Qwest or failing to recommend the adoption of this Agreement (collectively, a "Change in the Qwest Recommendation"); provided that the Board of Directors of Qwest may make a Change in the Qwest Recommendation pursuant to Section 6.5(c).

          (c)   Qwest and MCI shall each use commercially reasonable efforts to cause the Qwest Stockholders Meeting and the MCI Stockholders Meeting to be held on the same date.

        Section 6.3    Access to Information; Confidentiality.    Upon reasonable notice, Qwest and MCI shall each, and shall cause each of their respective Subsidiaries to, afford to the officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives (collectively, "Representatives") of the other party access during normal business hours to all of its and its Subsidiaries' properties, books, records, contracts, commitments and personnel and shall furnish, and shall cause to be furnished, as promptly as practicable to the other party (a) a copy of each report, schedule and other document filed, furnished, published, announced or received by it during such period pursuant to the requirements of federal or state securities laws or a Governmental Entity, and (b) all other information as the other party may reasonably request; provided that each of Qwest and MCI may restrict the foregoing access to the extent required by applicable Law and provided, further, that the foregoing shall not require either party to permit any inspection, or to disclose any information, that in its reasonable judgment would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. In addition, each of Qwest and MCI shall use best efforts to furnish, within twelve weeks of the date hereof, to the other party the items listed on Section 6.3 of the Qwest Disclosure Letter and the MCI Disclosure Letter, as applicable. Each of Qwest and MCI shall (i) keep the other party reasonably informed from time to time as to status and developments regarding any audit, investigation, claim, suit or other proceeding with respect to Taxes and (ii) provide to the other party, when available and prior to filing, drafts of any U.S. federal, U.K., French and German income Tax Returns relating to it or any of its Subsidiaries. All information furnished pursuant to this Section 6.3 shall be subject to the Amended and Restated Non-Disclosure Agreement, dated as of March 3, 2005, between Qwest and MCI (as it may be amended from time to time) (the "Confidentiality Agreement"). No investigation pursuant to this Section 6.3 shall affect the representations, warranties or conditions to the obligations of the parties contained herein.

        Section 6.4    Reasonable Best Efforts.

          (a)   Subject to the terms and conditions of this Agreement, each of Qwest and MCI will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws and regulations to consummate the Mergers and the other transactions contemplated by this Agreement in the most expeditious manner practicable after the date of this Agreement, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each of Qwest and MCI agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other Regulatory Law with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law and use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act in the most expeditious manner practicable.

          (b)   To the extent permissible under applicable Law or any rule, regulation or restriction of a Governmental Entity, each of Qwest and MCI shall, in connection with the efforts referenced above to obtain all requisite material approvals, clearances and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC") or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party, or the other party's legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person and (iv) to the extent permitted by such Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, "Regulatory Law" means the Communications Act of 1934, as amended, and the rules and regulations thereunder, the laws, rules, regulations and orders of the state public service or public utility commissions, or similar state regulatory bodies regulating telecommunications businesses or the use of radio spectrum, Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Federal, state, municipal and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or that regulate telecommunications businesses or the use of radio spectrum.

          (c)   To the extent permissible under applicable Law or any rule, regulation or restriction of a Governmental Entity, each of Qwest and MCI shall, in connection with the efforts referenced above, obtain all requisite material approvals, clearances and authorizations for the transactions contemplated by this Agreement and will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Governmental Entities regulating competition and telecommunications businesses or the use of radio spectrum or regulating or limiting investment and State agencies or departments or local governments that have issued competitive access provider or other telecommunications franchises or any other similar authorizations.

          (d)   If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of Qwest and MCI shall use its reasonable best efforts (which for these purposes shall include taking Specified Efforts) to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement.

          (e)   If necessary to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Mergers or the transactions contemplated hereby relating to any Regulatory Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Regulatory Law, each of Qwest and MCI shall cooperate with each other and take such lawful steps as shall be necessary or appropriate to secure such end ("Specified Efforts"); provided that neither Qwest nor MCI shall be required to take any Specified Efforts to the extent that such Specified Efforts, individually or in the aggregate, would reasonably be expected to have a Specified Material Adverse Effect. "Specified Material Adverse Effect" means a material adverse effect on the combined enterprise, including the combined business, financial condition or results of operations, of Qwest and MCI and their respective Affiliates and Subsidiaries, considered as a whole, following the Effective Time.

        Section 6.5    No Solicitation.

          (a)   Each of Qwest and MCI shall not, nor shall it authorize or permit any of its Subsidiaries to, and it shall use its commercially reasonable efforts to cause its and its Subsidiaries' respective Representatives not to, directly or indirectly (i) initiate or solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal, (ii) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal, or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that (A) constitutes any Takeover Proposal or (B) requires such party to abandon, terminate or fail to consummate the applicable Merger or any other transactions contemplated by this Agreement. Notwithstanding the foregoing, each of Qwest and MCI may, prior to the receipt of, in the case of Qwest, the Qwest Stockholder Approval or, in the case of MCI, the MCI Stockholder Approval (each, as applicable, the "Stockholder Approval") in response to a bona fide written Takeover Proposal that was unsolicited and did not otherwise result from a breach of this Section 6.5(a) , and subject to compliance with Section 6.5(c):

            (x)   furnish information with respect to it and its Subsidiaries to the Person making such Takeover Proposal and its Representatives pursuant to and in accordance with a confidentiality agreement containing terms and conditions no less restrictive than those contained in the Confidentiality Agreement, provided that such confidentiality agreement shall not be required to contain standstill provisions and shall not contain any provisions that would prevent Qwest or MCI, as applicable, from complying with its obligation to provide the required disclosure to the other party pursuant to Section 6.5(b), and provided further that all such information provided to such Person has previously been provided to the other party or is provided to the other party prior to or concurrently with the time it is provided to such Person; and

            (y)   participate in discussions or negotiations with such Person or its Representatives regarding such Takeover Proposal;

  provided, in each case, that the Board of Directors of Qwest or MCI, as the case may be, determines in good faith after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that (i) the failure to furnish such information or participate in such discussions or negotiations could be reasonably expected to result in a breach of its fiduciary duties to the stockholders of Qwest or to the stockholders of MCI, as the case may be, under applicable Law and (ii) such Takeover Proposal could reasonably be expected to lead to a Superior Proposal. Each of Qwest and MCI shall (A) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons or their Representatives conducted prior to the date of this Agreement with respect to any Takeover Proposal and will request the prompt return of any confidential information previously furnished to such Persons in connection therewith, and (B) use its commercially reasonable efforts promptly to inform its Representatives of the obligations undertaken in this Section 6.5. Without limiting the foregoing, any violation of the restrictions set forth in this Section 6.5 by any Representative of Qwest or any of its Subsidiaries shall be deemed to be a breach of this Section 6.5 by Qwest and any violation of the restrictions set forth in this Section 6.5 by any Representative of MCI or any of its Subsidiaries shall be deemed to be a breach of this Section 6.5 by MCI.

          (b)   As promptly as practicable after the receipt by Qwest or MCI of any Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Takeover Proposal, and in any case within 24 hours after the receipt thereof, such party shall provide oral and written notice to the other party of (i) such Takeover Proposal or inquiry, (ii) the identity of the Person making any such Takeover Proposal or inquiry, and (iii) the material terms and conditions of any such Takeover Proposal or inquiry (including any amendments or modifications thereto). Each party shall keep the other party fully informed on a current basis of the status of any such Takeover Proposal, including, without limitation, any changes to the terms and conditions thereof, and promptly provide the other party with copies of all Takeover Proposals (and modifications thereof) and related agreements, draft agreements and modifications thereof.

          (c)   Neither the Board of Directors of Qwest or MCI nor any committee of either such Board of Directors shall, directly or indirectly, (i) effect a Change in the Qwest Recommendation or a Change in the MCI Recommendation (as applicable, a "Change in Recommendation") or (ii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal. Notwithstanding the foregoing, at any time prior to the applicable Stockholder Approval, the applicable Board of Directors may, in response to a Superior Proposal or an Intervening Event, effect a Change in Recommendation, provided that such Board of Directors determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be reasonably expected to result in a breach of its fiduciary duties to the stockholders of Qwest or to the stockholders of MCI, as the case may be, under applicable Law, and provided, further, that such Board of Directors may not effect such a Change in Recommendation unless (i) such Board of Directors shall have first provided prior written notice to the other party that it is prepared to effect a Change in Recommendation in response to a Superior Proposal or an Intervening Event, which notice shall, in the case of a Superior Proposal, attach the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal, and, in the case of an Intervening Event, attach information describing such Intervening Event in reasonable detail, and (ii) the other party does not make, within five Business Days after the receipt of such notice (or, in the event of a Takeover Proposal that has been materially revised or modified, within two Business Days of such modification, if later), a proposal that the applicable Board of Directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to its stockholders as such Superior Proposal or obviates the need for a Change in Recommendation as a result of the Intervening Event, as the case may be. Each of Qwest and

  MCI agrees that, during the five Business Day period prior to its effecting a Change in Recommendation, it and its Representatives shall negotiate in good faith with the other party and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by the other party. Notwithstanding any Change in Recommendation, the other party shall have the option, exercisable within five Business Days after such Change in Recommendation, to cause the applicable Board of Directors to submit this Agreement to its stockholders for the purpose of adopting this Agreement and approving the Merger. If the other party exercises such option, it shall not be entitled to terminate this Agreement pursuant to Section 8.1(c)(iii) or Section 8.1(d)(iii), as applicable. If the other party fails to exercise such option, the party receiving the Takeover Proposal may terminate this Agreement pursuant to and in accordance with Section 8.1(c)(iv) or Section 8.1(d)(iv) , as applicable.

          (d)   Nothing contained in this Section 6.5 shall prohibit Qwest or MCI from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Takeover Proposal or making any disclosure to the stockholders of Qwest or MCI if its Board of Directors determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure could be reasonably expected to result in a breach of its fiduciary duties to the stockholders of Qwest or to the stockholders of MCI, as the case may be, under applicable Law, provided, however that neither the Board of Directors of Qwest or MCI nor any committee of such Board of Directors shall, except as expressly permitted by Section 6.5(c), effect a Change in Recommendation or approve or recommend, or publicly propose to approve or recommend, a Takeover Proposal.

          (e)   For purposes of this Agreement:

        "Intervening Event" shall mean an event, unknown to the Board of Directors of Qwest or MCI, as applicable, as of the date hereof, which becomes known prior to the applicable Stockholder Approval and which causes such Board of Directors to conclude in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that its failure to effect a Change in Recommendation would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of Qwest or to the stockholders of MCI, as the case may be, under applicable Law.

        "Takeover Proposal" means any proposal or offer to Qwest or MCI, as the case may be, in respect of (i) a merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving it or any of its Subsidiaries which represent, individually or in the aggregate, 15% or more of its consolidated assets (any of the foregoing, a "Business Combination Transaction") with any Person other than New Qwest, Qwest, MCI, Qwest Merger Sub, MCI Merger Sub or any Affiliate thereof (a "Third Party") in which such Third Party or the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than 15% of its outstanding capital stock immediately following such Business Combination Transaction, including the issuance by it of more than 15% of any class of its voting equity securities as consideration for assets or securities of a Third Party, or (ii) any direct or indirect acquisition, whether by tender or exchange offer or otherwise, by any Third Party of 15% or more of any class of its capital stock or of 15% or more of the consolidated assets of it and its Subsidiaries, in a single transaction or a series of related transactions.

        "Superior Proposal" means any bona fide written proposal or offer to Qwest or MCI made by a Third Party in respect of a Business Combination Transaction involving, or any transaction involving the purchase or acquisition of, (i) all or substantially all of the voting power of its capital stock or (ii) all or substantially all of the consolidated assets of its and its Subsidiaries, which transaction its Board of Directors determines in good faith, after consultation with its outside counsel and a financial advisor of nationally recognized reputation, (x) would be, if consummated, (A) in the case of MCI, more favorable to the stockholders of MCI than the MCI Merger and the Special Cash Dividend and the regular quarterly cash dividends contemplated hereby and (B) in the case of Qwest, more favorable to the stockholders of Qwest than the Qwest Merger, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by the other party to amend the terms of this Agreement) as well as any other factors deemed relevant by the applicable Board of Directors, and (y) is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

        Section 6.6    Employee Matters.

          (a)   Until the first anniversary of the Effective Time (the "Benefits Continuation Period"), Qwest shall cause to be paid to each employee of MCI and the MCI Subsidiaries who continues as an employee of New Qwest or the New Qwest Subsidiaries during the Benefits Continuation Period (the "Continuing Employees") a base salary at a rate not less than the rate of such base salary in effect at the Effective Time. During the Benefits Continuation Period, Qwest shall cause the Continuing Employees to be provided an incentive compensation opportunity not less than the incentive compensation opportunity in effect with respect to them at the Effective Time. Qwest shall also cause to be provided to any Continuing Employee during the Benefits Continuation Period medical benefits and other welfare benefit plans, programs and arrangements (i) that are substantially comparable to those provided under the MCI Benefit Plans as in effect at the Effective Time; (ii) which are substantially comparable to those provided to management employees of Qwest or its Subsidiaries; or (iii) any combination of the foregoing; provided that (x) with respect to Continuing Employees who are subject to collective bargaining or employment agreements (including change in control agreements), compensation, benefits and payments shall be provided in accordance with such agreements, and (y) during the Benefits Continuation Period, subject to such terms and conditions as it shall establish, Qwest shall cause to be paid to any such Continuing Employee whose employment is involuntarily terminated by New Qwest or any of its Subsidiaries without cause an amount of severance pay in cash equal to the amount of cash severance pay that would have been payable to such Continuing Employee under the terms of the severance plan maintained by MCI and its Subsidiaries and applicable to such Continuing Employee immediately prior to the date of this Agreement. The foregoing provisions of this Section 6.6 shall not be construed or interpreted to restrict in any way New Qwest's or Qwest's ability to amend, modify or terminate any MCI Benefit Plan (including, without limitation, to change the entities who administer such MCI Benefit Plans, or the manner in which such MCI Benefits Plans are administered) to the extent not inconsistent with such foregoing restrictions or any other plan made available to the Continuing Employees or to terminate any person's employment at any time or for any reason.

          (b)   Qwest shall (i) cause to be waived any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of New Qwest or its Subsidiaries that an employee of MCI or any of the MCI Subsidiaries is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant MCI Benefit Plan in which such employee participated, (ii) cause each such employee to be provided with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous MCI Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of New Qwest or any of its Subsidiaries (other than MCI or its Subsidiaries) following the Effective Time, cause such plan to recognize the service of such Continuing Employee with MCI and the MCI Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and benefit accrual (but not for benefit accrual under any defined benefit, retiree welfare or similar plan) to the same extent such service was recognized by MCI and the MCI Subsidiaries under any similar MCI Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.

          (c)   With respect to matters described in this Section 6.6, MCI will consult with Qwest and New Qwest (and consider in good faith the advice of Qwest and New Qwest) prior to sending any written notices or other communication materials (including, without limitation, any postings to any website) to its employees or former employees of MCI or any MCI Subsidiary. Prior to the Effective Time, MCI shall provide Qwest and New Qwest with reasonable access to such employees or former employees for purposes of Qwest and New Qwest providing notices or other communication materials regarding Qwest and New Qwest compensation and benefit plans and the matters described in this Section 6.6; provided that such notices or other communication materials are approved in advance by MCI, which approval shall not be unreasonably withheld.

          (d)   MCI and each of its Subsidiaries shall (i) provide any and all notices to, (ii) make any and all filings or registrations with, and (iii) obtain any and all consents or approvals of, any labor organization, works council or any similar entity, council or organization, required to be made or obtained in connection with this Agreement or the consummation of the transactions contemplated hereby.

          (e)   Qwest shall cause New Qwest to prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of New Qwest Common Stock subject to any Qwest Option, MCI Restricted Stock, Qwest Restricted Stock, option under the Qwest ESPP, Other MCI Equity-Based Award or Other Qwest Equity-Based Award (collectively, "New Qwest Equity Awards") and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such New Qwest Equity Awards (and to maintain the current status of the prospectus contained therein) for so long as such New Qwest Equity Awards remain outstanding. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16 of the Exchange Act, where applicable, MCI and Qwest shall use all reasonable efforts to administer any applicable MCI Stock Plan or Qwest Stock Plan in a manner that complies with Rule 16b-3 under the Exchange Act to the extent such MCI Stock Plan or Qwest Stock Plan complied with such rule prior to the Effective Time.

          (f)    Qwest and MCI shall cooperate in designing and implementing a retention program for certain key employees of MCI and its Subsidiaries. The participants to be included and amounts to be awarded under such retention program shall be determined by mutual agreement of the parties.

        Section 6.7    Fees and Expenses.    Subject to Section 8.3, whether or not the Mergers are consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing, as the case may be, of the Joint Proxy Statement/Prospectus and the Form S-4 and any amendments or supplements thereto, and the solicitation of the MCI Stockholder Approval and the Qwest Stockholder Approval and all other matters related to the transactions contemplated hereby.

        Section 6.8    Directors' and Officers' Indemnification and Insurance.

          (a)   From and after the Effective Time New Qwest shall, and Qwest shall cause New Qwest to, (i) indemnify and hold harmless, against any costs or expenses (including attorney's fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors, officers and employees of MCI and the MCI Subsidiaries (in all of their capacities, and with respect to past directors and officers, only those who held such positions as of or after April 20, 2004) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by MCI pursuant to MCI's Constituent Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of MCI and the MCI Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by Law, (ii) include and cause to be maintained in effect in New Qwest's (or any successor's) certificate of incorporation and bylaws, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in MCI's Constituent Documents and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance ("D & O Insurance") maintained by MCI (provided that New Qwest (or any successor) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby); and provided, further, that in no event shall New Qwest be required to expend in any one year more than 200% of the current annual premium expended by MCI and the MCI Subsidiaries to maintain or procure such D & O Insurance immediately prior to the Effective Time (such 200% amount, the "Maximum Annual Premium"); provided, further, that if the annual premiums of such insurance coverage exceed such amount, New Qwest shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In addition, MCI may purchase a six-year "tail" prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the insured than the existing D & O Insurance maintained by MCI; provided, that the amount paid by MCI shall not exceed six times the Maximum Annual Premium. If such "tail" prepaid policy has been obtained by MCI prior to the Closing, (i) New Qwest shall not be obligated to maintain D & O Insurance as described above, and (ii) New Qwest shall, and Qwest shall cause New Qwest to, maintain such "tail" policy in full force and effect, for its full term, and continue to honor their respective obligations thereunder. The obligations of New Qwest Entity under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.8 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8).

          (b)   If New Qwest or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of New Qwest shall assume all of the obligations set forth in this Section 6.8.

        Section 6.9    Public Announcements.    Qwest and MCI shall develop a joint communications plan and each party shall (i) ensure that all press releases and other public statements or communications with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement or communication with respect to this Agreement or the transactions contemplated hereby.

        Section 6.10    Notification of Certain Matters.    MCI shall use its commercially reasonable efforts to give prompt notice to Qwest, and Qwest shall use its commercially reasonable efforts to give prompt notice to MCI, to the extent that either acquires actual knowledge of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate as of the date hereof or as of the Closing Date and (ii) any failure of Qwest or MCI, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        Section 6.11    Accountant's Letters.

          (a)   Qwest shall use its commercially reasonable efforts to cause to be delivered to MCI two letters from Qwest's independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Qwest and MCI, in form reasonably satisfactory to MCI and customary in scope for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (b)   MCI shall use its commercially reasonable efforts to cause to be delivered to Qwest two letters from MCI's independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Qwest and MCI, in form reasonably satisfactory to Qwest and customary in scope for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

        Section 6.12    Listing of Shares of New Qwest Common Stock.    New Qwest and Qwest shall use commercially reasonable efforts to cause the shares of New Qwest Common Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

        Section 6.13    Affiliates.    Not later than 45 days prior to the Effective Time, each of MCI and Qwest shall deliver to New Qwest a letter identifying all persons who, in the judgment of MCI or Qwest, as applicable, may be deemed at the time this Agreement is submitted to the stockholders of each of MCI and Qwest for the respective Stockholder Approval, "affiliates" of MCI or Qwest, as applicable, for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date thereof. Each of MCI and Qwest shall use commercially reasonable efforts to cause each person identified on such list to deliver to New Qwest not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit 6.13 hereto (an "Affiliate Agreement"). New Qwest will give stop transfer instructions to its transfer agent with respect to any New Qwest Common Stock received pursuant to the Mergers by any stockholder of MCI or Qwest who may reasonably be deemed to be an affiliate of MCI or Qwest for purposes of Rule 145 under the Securities Act and there will be placed on the certificates representing such New Qwest Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 under the Securities Act applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable to New Qwest in form and substance, that such transfer is exempt from registration under the Securities Act.

        Section 6.14    State Takeover Laws.    If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation is or shall become applicable to the transactions contemplated hereby, each of Qwest, MCI and its respective Board of Directors shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

        Section 6.15    Stockholder Litigation.    Each of MCI and Qwest shall give the other party the opportunity to participate in the defense or settlement of any stockholder litigation against MCI, Qwest and/or their respective directors relating to the transactions contemplated by this Agreement. Each of MCI and Qwest agrees that it shall not settle or offer to settle any litigation against it or any of its directors or executive officers by any stockholder of MCI or Qwest, as applicable, relating to this Agreement, the merger agreement between MCI and Verizon Communications, Inc., dated February 14, 2005, as amended, the Mergers, any other transaction contemplated hereby or otherwise, without the prior written consent of the other party.

        Section 6.16    Special Cash Dividend.    Following the date of adoption of this Agreement by the holders of MCI Common Stock constituting the MCI Stockholder Approval and prior to the Effective Time, MCI will, to the extent not prohibited by applicable law or covenants in instruments of Indebtedness existing as of the date hereof, declare and pay a special cash dividend (the "Special Cash Dividend") per share of MCI Common Stock equal to (i) $5.60 minus (ii) the per share amount of any dividend declared by MCI during the period beginning on the date of this Agreement and ending on the date of the MCI Stockholder Approval (excluding for the avoidance of doubt from this clause (ii) the $0.40 cash dividend approved by the Board of Directors of MCI on February 11, 2005). It is the expectation of the parties that such Special Cash Dividend will be paid as soon as practicable following the date the MCI Stockholder Approval is obtained.

        Section 6.17    Bankruptcy Court Order.    MCI will use its reasonable efforts to obtain an order in form and in substance satisfactory to Qwest, issued by the United States Bankruptcy Court for the Southern District of New York providing that following the Effective Time of the Merger, New Qwest may issue shares of New Qwest Common Stock in lieu of shares of MCI Common Stock to which certain general unsecured creditors would have been entitled prior to the Effective Time in satisfaction of their claims pursuant to the Debtors' Modified Second Amended Joint Plan of Reorganization dated October 21, 2003 (the "Bankruptcy Court Order"). In addition, the parties will cooperate with regard to the possibility of seeking an order to the effect that such shares of New Qwest Common Stock will be exempt from registration under the Securities Act pursuant to Section 1145(a) of the Bankruptcy Code.

        Section 6.18    Settlement of Bankruptcy Claims.    MCI will not settle any Bankruptcy Claims or any matter directly arising out of the Bankruptcy Claims for a plan-affected amount of cash in excess of $15,000,000 without first providing Qwest with written notification setting forth the terms of such settlement. Such notification shall be delivered to Qwest no less than three Business Days prior to the settlement date. Qwest shall have an opportunity to comment on the terms of such settlement and MCI will consider Qwest's comments in good faith. MCI shall provide Qwest regular updates about the status of the Bankruptcy Claims in the format produced by Huron (or any replacement system used by MCI after the date hereof), which updates shall be provided no less often than monthly.

        Section 6.19    No Amendment of Plan of Reorganization.    Unless required by Law, MCI shall not take any action to amend or modify the Plan of Reorganization of WorldCom, Inc. and certain of its Subsidiaries under Chapter 11 of the Bankruptcy Code, confirmed by the United States Bankruptcy Court for the Southern District of New York on October 31, 2003 and consummated on April 20, 2004.

        Section 6.20    Restoring Trust.    MCI has, since November, 2002, had the oversight of a Corporate Monitor, pursuant to a permanent injunction entered by the United States District Court for the

Southern District of New York against MCI's predecessor company on November 26, 2002. As part of his oversight, the Corporate Monitor developed corporate governance principles and processes entitled Restoring Trust, which guided MCI's predecessor company and MCI through the present, and MCI has fully complied with Restoring Trust. MCI will use its best efforts to obtain an Order, satisfactory to Qwest, from the United States District Court for the Southern District of New York (the "Corporate Monitor Order"), (i) confirming the successful conclusion of the efforts of the Corporate Monitor, (ii) concluding that the function of the Corporate Monitor is no longer necessary, (iii) relieving MCI from the oversight of the Corporate Monitor, prior to or upon the Effective Time, (iv) acknowledging that Qwest and its Affiliates Subsidiaries, including New Qwest, will not be subject to Restoring Trust or any related or similar corporate governance restrictions and (v) making such changes to the permanent injunctions entered by such Court against MCI or its predecessor company (the "Injunctions") as shall be necessary to effectuate the foregoing. In addition, MCI will use its best efforts to have the Injunctions dissolved. For the avoidance of doubt, the receipt of the Corporate Monitor Order shall not be a condition to Qwest's obligations to consummate the Qwest Merger.

        Section 6.21    Network Facility Maintenance and Compliance.    MCI and its Subsidiaries will maintain or cause Owned Network Facilities and Leased Network Facilities, taken as a whole, to be maintained in Good Condition and in compliance with standard industry practice through the Closing Date.

        Section 6.22    Section 16 of the Exchange Act.    Prior to the Effective Time, Qwest and MCI shall take (and Qwest shall cause New Qwest to take) all such steps as may be required to cause any dispositions of MCI Common Stock or Qwest Common Stock (including derivative securities with respect to MCI Common Stock or Qwest Common Stock) or acquisitions of New Qwest Common Stock (including derivative securities with respect to New Qwest Common Stock) resulting from the transactions contemplated by Article I or Article II of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the guidance provided by the SEC.

        Section 6.23    Tax Treatment.    Qwest and MCI and each of their respective Affiliates shall use their commercially reasonable efforts to cause the Mergers to qualify as an "exchange" within the meaning of Section 351 of the Code and to obtain the opinions of Skadden, Arps, Slate, Meagher & Flom LLP and Davis Polk & Wardwell referred to in Sections 7.2(h) and 7.3(d) of this Agreement, including by providing such customary representations as counsel may reasonably request in connection with such opinions.

ARTICLE VII
CONDITIONS PRECEDENT

        Section 7.1    Conditions to Each Party's Obligation to Effect the Mergers.    The respective obligations of MCI and Qwest to effect the applicable Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a)   Stockholder Approval. MCI shall have obtained the MCI Stockholder Approval and Qwest shall have obtained the Qwest Stockholder Approval.

          (b)   NYSE Listing. The shares of New Qwest Common Stock to be issued in the Mergers and such other shares to be reserved for issuance in connection with the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (c)   Regulatory Approval. (i) The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired, any investigation opened by means of a second request for additional information or otherwise shall have been terminated or closed and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall not have been withdrawn or terminated, (ii) the authorization required to be obtained from the FCC for the consummation of the Mergers shall have been obtained, (iii) all approvals, if any, required to be obtained (A) with or from any state public service or public utility commissions or similar state or municipal regulatory bodies listed in Section 7.1(c) of the MCI Disclosure Letter and Section 7.1(c) of the Qwest Disclosure Letter or (B) under any foreign antitrust, competition or similar Laws, in each case in connection with the consummation of the Mergers and the transactions contemplated by this Agreement, shall have been obtained (except, in the case of clause (B), for any failures to obtain such approvals that would not, individually or in the aggregate, reasonably be expected to result in a Specified Material Adverse Effect) and (iv) all other notices, reports, filings, consents, registrations, approvals, permits or authorizations required to be made prior to the Effective Time by MCI or Qwest or any of their respective Subsidiaries with, or obtained prior to the Effective Time by MCI or Qwest or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby, the failure of which to make or obtain would, individually or in the aggregate, provide a reasonable basis to conclude that MCI or Qwest or their respective directors or officers would be subject to the risk of criminal liability, shall have been made or obtained.

          (d)   No Injunctions or Restraints, Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction having the effect of making the Mergers illegal or otherwise prohibiting consummation of the Mergers, except by Governmental Entities outside the United States as would not, individually or in the aggregate, reasonably be expected to be material to Qwest and which do not provide a reasonable basis to conclude that MCI, Qwest or their respective directors or officers would be subject to the risk of criminal liability.

          (e)   Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (f)    Determination of Specified Included Liabilities Amount. The Specified Included Liabilities Amount shall have been determined pursuant to Section 1.12.

        Section 7.2    Conditions to Obligations of Qwest.    The obligations of Qwest to effect the Qwest Merger are subject to the satisfaction of, or waiver by Qwest, on or prior to the Closing Date of the following additional conditions:

          (a)   Representations and Warranties. Each of the representations and warranties of MCI set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to "materiality" or MCI Material Adverse Effect, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have and is not, individually or in the aggregate, reasonably likely to have, an MCI Material Adverse Effect, provided that the representations and warranties of MCI in Sections 3.3(a), (b), (d) and (e) (with respect to MCI only, and not the MCI Subsidiaries) and 3.4 shall be true in all material respects. Qwest shall have received a certificate of the chief executive officer or the chief financial officer of MCI to such effect.

          (b)   Performance of Obligations of MCI. MCI shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date and Qwest shall have received a certificate of the chief executive officer or the chief financial officer of MCI to such effect.

          (c)   No Litigation. There shall be no pending suit, action or proceeding by any U.S. Governmental Entity, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by New Qwest of any MCI Common Stock, seeking to restrain or prohibit the consummation of the Mergers or any other transaction or seeking to obtain from MCI or Qwest any damages that are material in relation to MCI and the MCI Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by New Qwest, MCI, Qwest or any of their respective Subsidiaries of any material portion of the business or assets of MCI, Qwest or any of their respective Subsidiaries, or to compel MCI, Qwest or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of MCI, Qwest or any of their respective Subsidiaries, as a result of the Mergers or any other transaction, (iii) seeking to impose limitations on the ability of New Qwest to acquire or hold, or exercise full rights of ownership of, any shares of MCI Common Stock, including the right to vote the MCI Common Stock purchased by it on all matters properly presented to the stockholders of MCI, or (iv) seeking to prohibit New Qwest or any of its Subsidiaries from effectively controlling in any material respect the business or operations of MCI and the MCI Subsidiaries.

          (d)   Receipt of Bankruptcy Court Order. The United States Bankruptcy Court for the Southern District of New York shall have issued the Bankruptcy Court Order in form and substance reasonably satisfactory to Qwest.

          (e)   Corporate Monitor. There shall have been no amendment after the date hereof to the Injunctions adverse to New Qwest, Qwest or their respective Subsidiaries.

          (f)    No Material Change. From the period beginning on the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an MCI Material Adverse Effect.

          (g)   Regulatory Approval. The condition set forth in Section 7.1(c) shall have been satisfied on terms that, individually or in the aggregate, would not reasonably be expected to have a Specified Material Adverse Effect.

          (h)   Tax Opinion. Qwest shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Qwest, dated the Closing Date, to the effect that the Qwest Merger will be treated for U.S. federal income tax purposes as an "exchange" within the meaning of Section 351 of the Code.

        Section 7.3    Conditions to Obligations of MCI.    The obligations of MCI to effect the MCI Merger are subject to the satisfaction of, or waiver by MCI, on or prior to the Closing Date of the following additional conditions:

          (a)   Representations and Warranties. Each of the representations and warranties of Qwest set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualification or limitation as to "materiality" or Qwest Material Adverse Effect, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have and is not, individually or in the aggregate, reasonably likely to have, a Qwest Material Adverse Effect, provided that the representations and warranties of Qwest in Sections 4.3 (with respect to Qwest only, and not the Subsidiaries of Qwest) and 4.4 shall be true in all material respects. MCI shall have received a certificate of the chief executive officer or the chief financial officer of Qwest to such effect.

          (b)   Performance of Obligations of Qwest. Qwest shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date and MCI shall have received a certificate of the chief executive officer or the chief financial officer of Qwest to such effect.

          (c)   No Material Change. From the period beginning on the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Qwest Material Adverse Effect.

          (d)   Tax Opinion. MCI shall have received the opinion of Davis Polk & Wardwell, counsel to MCI, dated the Closing Date, to the effect that the MCI Merger will be treated for U.S. federal income tax purposes as an "exchange" within the meaning of Section 351 of the Code.

ARTICLE VIII
TERMINATION AND AMENDMENT

        Section 8.1    Termination.    This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after receipt of the MCI Stockholder Approval and the Qwest Stockholder Approval:

          (a)   by mutual written consent of Qwest and MCI;

          (b)   by either Qwest or MCI, if:

            (i)    the Mergers shall not have been consummated by April 5, 2006, whether such date is before or after the dates of the MCI Stockholder Approval or Qwest Stockholder Approval referred to in Section 7.1(a), (A) provided, that in the event that, as of April 5, 2006, the conditions set forth in Section 7.1(c) or 7.2(g) have not been satisfied, the termination date may be extended from time to time by Qwest or MCI by up to an aggregate of 180 days and (B) provided, further, that in the event that as of April 5, 2006 (as such date may be extended pursuant to clause (A)), an agreement or resolution of any dispute regarding the adjustment for Specified Included Liabilities at the Closing pursuant to Section 1.12 has not been reached, the termination date may be extended from time to time by Qwest or MCI by up to an aggregate of 120 days (such date, including any such permitted extensions thereof, the "Outside Date") and provided, further, that the right to terminate the Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement primarily contributes to the failure of the Mergers to be consummated by such time;

            (ii)   any Governmental Entity of competent jurisdiction issues a final, non-appealable order, judgment, decision, opinion, decree or ruling, which prevents the fulfillment of the condition set forth in Section 7.1(d); or

            (iii)  (A) the MCI Stockholder Approval shall not have been obtained at the MCI Stockholders Meeting or any adjournment or postponement thereof; or (B) the Qwest Stockholder Approval shall not have been obtained at the Qwest Stockholders Meeting or any adjournment or postponement thereof; provided that the right to terminate the Agreement pursuant to this Section 8.1(b)(iii) shall not be available to MCI or Qwest if such party has not complied with its obligations under Section 6.5.

          (c)   by Qwest, if:

            (i)    MCI shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by MCI prior to the Outside Date or is not cured by the earlier of (x) 30 Business Days following written notice to MCI by Qwest of such breach or (y) the Outside Date, and (B) would result in a failure of any condition set forth in Sections 7.2(a) or (b);

            (ii)   MCI or any of the MCI Subsidiaries or their respective Representatives shall have breached in any respect their respective obligations under Section 6.5;

            (iii)  subject to the penultimate sentence of Section 6.5(c), the Board of Directors of MCI shall (A) fail to authorize, approve or recommend the MCI Merger, or (B) effect a Change in the MCI Recommendation or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fail to recommend that MCI's stockholders reject such tender offer or exchange offer within the ten Business Day period specified in Section 14e-2(a) under the Exchange Act; or

            (iv)  pursuant to the last sentence of Section 6.5(c) or if the Board of Directors of Qwest authorizes Qwest, subject to complying with Section 6.5(c), to enter into a definitive agreement providing for the implementation of a Superior Proposal, and, in either case, Qwest, prior to the termination of this Agreement, pays the Termination Fee to MCI.

          (d)   by MCI, if:

            (i)    Qwest shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Qwest prior to the Outside Date or is not cured by the Outside Date and (B) would result in a failure of any condition set forth in Sections 7.3(a) or (b);

            (ii)   Qwest or any of the Qwest Subsidiaries or their respective Representatives shall have breached in any respect their respective obligations under Section 6.5;

            (iii)  subject to the penultimate sentence of Section 6.5(c), the Board of Directors of Qwest shall (A) fail to authorize, approve or recommend the Mergers, or (B) effect a Change in the Qwest Recommendation or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fail to recommend that Qwest's stockholders reject such tender offer or exchange offer within the ten Business Day period specified in Section 14e-2(a) under the Exchange Act; or

            (iv)  pursuant to the last sentence of Section 6.5(c) or if the Board of Directors of MCI authorizes MCI, subject to complying with the Section 6.5(c), to enter into a definitive agreement providing for the implementation of a Superior Proposal, and, in either case, MCI, prior to the termination of this Agreement, pays the Termination Fee to Qwest.

        Section 8.2    Effect of Termination.    In the event of any termination of this Agreement as provided in Section 8.1, the obligations of the parties hereunder shall terminate and there shall be no liability on the part of any party hereto with respect thereto, except for the confidentiality provisions of Section 6.3 and the provisions of this Section 8.2, Section 8.3 and Article IX, each of which shall remain in full force and effect; provided, however, that no party hereto shall be relieved or released from any liability or damages arising from a willful breach of any provision of this Agreement.

        Section 8.3    Termination Fee.

          (a)   If this Agreement is terminated pursuant to any of the following provisions, MCI shall pay to Qwest a fee equal to $200,000,000 (the "Termination Fee"), which Termination Fee shall be Qwest's sole remedy in respect of termination of this Agreement except in the case of any willful breach of this Agreement by MCI:

            (i)    Sections 8.1(c)(ii) or (iii);

            (ii)   Section 8.1(d)(iv);

            (iii)  Section 8.1(b)(iii)(A), provided that (A) after the date of this Agreement, any Person makes a Takeover Proposal or amends or reasserts a Takeover Proposal made prior to the date of this Agreement and such Takeover Proposal becomes publicly known prior to the MCI Stockholders Meeting (and such Takeover Proposal shall not have been withdrawn at the time of the MCI Stockholders Meeting), and (B) within twelve months after the date of such termination, MCI enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal; and provided, further, that, solely for purposes of this Section 8.3(a)(iii), the term "Takeover Proposal" shall have the meaning ascribed thereto in Section 6.5(e), except that all references to 15% shall be changed to 40%; or

            (iv)  Section 8.1(c)(i), provided, that such termination is based on a material breach of Section 6.2.

          (b)   If this Agreement is terminated pursuant to any of the following provisions, Qwest shall pay to MCI the Termination Fee, which Termination Fee shall be MCI's sole remedy in respect of termination of this Agreement except in the case of any willful breach of this Agreement by Qwest:

            (i)    Sections 8.1(d)(ii) or (iii);

            (ii)   Section 8.1(c)(iv);

            (iii)  Section 8.1(b)(iii)(B), provided that (A) after the date of this Agreement, any Person makes a Takeover Proposal or amends or reasserts a Takeover Proposal made prior to the date of this Agreement and such Takeover Proposal becomes publicly known prior to the Qwest Stockholders Meeting (and such Takeover Proposal shall not have been withdrawn at the time of the Qwest Stockholders Meeting), and (B) within twelve months after the date of such termination, Qwest enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal; and provided, further, that, solely for purposes of this Section 8.3(b)(iii), the term "Takeover Proposal" shall have the meaning ascribed thereto in Section 6.5(e), except that all references to 15% shall be changed to 40%; or

            (iv)  Section 8.1(d)(i), provided, that such termination is based on a material breach of Section 6.2.

          (c)

            (i)    If MCI is required to pay Qwest a Termination Fee, such Termination Fee shall be payable immediately prior to termination of this Agreement in the event of termination by MCI, and not later than one Business Day after the receipt by MCI of a notice of termination from Qwest in the event of termination by Qwest, in each case by wire transfer of immediately available funds to an account designated by Qwest (except that, in the case of termination pursuant to Section 8.1(b)(iii)(A), such payment shall be made on the date of the first to occur of the events referred to in clause (B) of Section 8.3(a)(iii)).

            (ii)   If Qwest is required to pay MCI a Termination Fee, such Termination Fee shall be payable immediately prior to termination of this Agreement in the event of termination by Qwest, and not later than one Business Day after the receipt by Qwest of a notice of termination from MCI in the event of termination by MCI, in each case by wire transfer of immediately available funds to an account designated by MCI (except that, in the case of termination pursuant to Section 8.1(b)(iii)(B), such payment shall be made on the date of the first to occur of the events referred to in clause (B) of Section 8.3(b)(iii)).

          (d)   The parties each agree that the agreements contained in this Section 8.3 are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if a party fails promptly to pay any amounts due under this Section 8.3 and, in order to obtain such payment, Qwest or MCI, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the prime rate of Citibank, N.A. in effect on the date such payment was due, together with the costs and expenses of Qwest or MCI, as the case may be, (including reasonable legal fees and expenses) in connection with such suit.

ARTICLE IX
GENERAL PROVISIONS

        Section 9.1    Non-Survival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including Section 6.8) that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

        Section 9.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (ii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (iii) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

        If to Qwest:

    Qwest Communications International Inc.
    1801 California Street
    Denver, CO 80202
    Telecopier: (303) 296-5974
    Attention: General Counsel

        with a copy (which shall not constitute notice) to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    333 West Wacker Drive
    Chicago, Illinois 60606
    Telecopier: (312) 407-0411
    Attention: Charles W. Mulaney, Jr., Esq.
                      Susan S. Hassan, Esq.

        If to MCI, to:

    MCI, Inc.
    22001 Loudoun County Parkway
    Ashburn, Virginia 20147
    Telecopier: (703) 886-0860
    Attention: Anastasia D. Kelly, Esq.

        with a copy (which shall not constitute notice) to:

    Davis, Polk & Wardwell
    450 Lexington Avenue
    New York, New York 10017
    Telecopier: (212) 450-3800
    Attention: Phillip R. Mills, Esq.

        Section 9.3    Interpretation.

          (a)   When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

          (b)   Items disclosed on one particular party's disclosure letter relating to one section of this Agreement shall be deemed to be constructively disclosed or listed on such party's disclosure letter relating to other sections of this Agreement only to the extent it is reasonably apparent on the face of such disclosure letter that such disclosure is applicable to such other sections.

        Section 9.4    Counterparts; Effectiveness.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed and delivered (by telecopy or otherwise) by all of the other parties hereto.

        Section 9.5    Entire Agreement; Third Party Beneficiaries.

          (a)   This Agreement (including the Exhibits and the parties' disclosure letters hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

          (b)   This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever, other than Section 6.8 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

        Section 9.6    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

        Section 9.7    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

        Section 9.8    Amendment.    This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Mergers by the stockholders of MCI and Qwest, but, after such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        Section 9.9    Extension; Waiver.    At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

        Section 9.10    GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

          (a)   THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW EXCEPT TO THE EXTENT THAT THE LAW OF THE STATE OF DELAWARE IS MANDATORILY APPLICABLE TO THE MERGER. The parties hereby irrevocably submit to the jurisdiction of the courts of the County and State of New York and the State of Delaware and the Federal courts of the United States of America located in the County and State of New York or the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State, Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

          (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

  COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(b).

        Section 9.11    Enforcement.    The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        Section 9.12    Definitions.    As used in this agreement:

        An "Affiliate" of any Person means another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

        "Aggregate Incremental Amount" equals the product of (i) the Incremental Amount multiplied by (ii) the sum of (x) the number of shares of MCI Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares) and (y) the number of shares of shares reserved for issuance pursuant to the Chapter 11 Plan that are unissued immediately prior to the Effective Time (which number shall not exceed 5,375,000 minus the number of shares so issued after the date here).

        "Average Qwest Stock Price" means the average of the volume weighted averages of the trading prices of Qwest Common Stock, as such price is reported on the New York Stock Exchange, Inc. Composite Transactions Tape, for each of the 20 trading days ending on the third trading day immediately preceding the Effective Time.

        "Bankruptcy Cases" means the Debtors' cases under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, jointly administered under Chapter 11 Case No. 02-13533 (AJG).

        "Bankruptcy Claims" means (i) all pre-petition claims filed in the Bankruptcy Cases as of the Closing Date, (ii) all administrative expense claims filed in the Bankruptcy Cases as of the Closing Date and (iii) all Tax claims filed, asserted in writing or of which Debtors have actual knowledge as of the Closing Date that constitute or would constitute administrative expense claims in the Bankruptcy Cases.

        "Bankruptcy Code" means title 11 of the United States Code.

        "beneficial ownership" or "beneficially own" has the meaning under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

        "Board of Directors" means the Board of Directors of any specified Person and any committees thereof.

        "Business Day" means any day on which banks are not required or authorized to close in the City of New York.

        "Chapter 11 Plan" means the Debtors' Modified Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated October 21, 2003 (as thereafter modified through October 31, 2003) filed in the Bankruptcy Cases by WorldCom, Inc. and certain of its direct and indirect Subsidiaries, as debtors and debtors in possession.

        "Constituent Documents" means with respect to any entity, the Certificate or Articles of Incorporation, the Bylaws of such entity, the minute books, or any similar charter or other organizational documents of such entity.

        "Debtors" has the meaning given in the Chapter 11 Plan.

        "Dissenting Shares" means shares of MCI Common Stock as to which the holder thereof has exercised appraisal rights pursuant to Section 262 of the DGCL.

        "Environmental Law" means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health, safety (as it relates to Releases to Hazardous Substances), natural resources or the environment, including, without limitation, laws relating to wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Substances.

        "Environmental Permit" means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Act" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Excluded Shares" means (a) in the case of MCI, any shares of MCI Common Stock (x) held by MCI, Qwest, any other wholly owned Subsidiary of Qwest or any wholly owned Subsidiary of MCI, in each case except for any such shares held on behalf of third parties, or (y) as to which the holder thereof has exercised appraisal rights pursuant to Section 262 of the DGCL and (b) in the case of Qwest, any shares of Qwest Common Stock held by Qwest, MCI, any other wholly owned Subsidiary of Qwest or any wholly owned Subsidiary of MCI, in each case except for any such shares held on behalf of third parties.

        "Final Remaining Specified Included Liabilities Amount" means the amount determined pursuant to Section 1.12(b) or Section 1.12(d) , as the case may be, to be the final Remaining Specified Included Liabilities Amount, with Specified International Tax Liabilities translated into U.S. dollars using the most recent closing spot exchange rate as of the date of determination.

        "Governmental Entity" means any nation or government or multinational body, any state, agency, commission (including, without limitation, the FCC), or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administration functions of or pertaining to government, any stock exchange or self regulatory entity supervising, organizing and supporting any stock exchange.

        "Hazardous Substances" means any substance that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, radon gas, microbial or microbiological contamination or related materials, (ii) requires investigation or remedial action pursuant to any Environmental Law or (iii) is defined, listed or identified as a "hazardous waste," "hazardous substance," "toxic substance" or words of similar import thereunder, or (iv) is regulated under any Environmental Law.

        "Indebtedness" means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices or, in the case of MCI or any MCI Subsidiary, incurred in a commercially reasonable manner consistent with industry practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices, or, in the case of MCI or any MCI Subsidiary, incurred in a commercially reasonable manner consistent with industry practice), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (a) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, or, in the case of MCI or any MCI Subsidiary, incurred in a commercially reasonable manner consistent with industry practice, (b) standby letters of credit relating to workers' compensation insurance and surety bonds and (c) surety bonds and customs bonds) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

        "Intellectual Property" means all trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, Software, Internet Web sites, mask works and other semiconductor chip rights, moral rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications, Trade Secrets, and all other intellectual property rights.

        "Intellectual Property Licenses" means all agreements to which an entity or any of its Subsidiaries is a party or by which any of them is otherwise bound that relate to Intellectual Property, including: (i) licenses of Intellectual Property to such entity or any of its Subsidiaries by any other Person; (ii) licenses of Intellectual Property to any other Person by such entity or any of its Subsidiaries; (iii) agreements otherwise granting or restricting the right to use any Intellectual Property; and (iv) agreements transferring, assigning, indemnifying with respect to or otherwise relating to Intellectual Property used or held for use in the Business.

        "IRS" means the Internal Revenue Service.

        "IRUs" means Indefeasible Rights to Use.

        "known" or "knowledge" means, with respect to any party, the knowledge of such party's executive officers and senior management.

        "Law" (and with the correlative meaning "Laws") means rule, regulation, statute, order, ordinance, guideline, code or other legally enforceable requirement, including, but not limited to common law, state and federal laws or securities laws and laws of foreign jurisdictions.

        "Leased Network Facilities" means (a) in the case of MCI, all of MCI's and the MCI Subsidiaries' Network Facilities that are not owned by MCI or the MCI Subsidiaries but are provided under lease, license, IRUs or other agreements, including Right-of-Way Agreements between MCI or the MCI Subsidiaries and third persons or entities and (b) in the case of Qwest, all of Qwest "s and the Qwest Subsidiaries' Network Facilities that are not owned by Qwest or the Qwest Subsidiaries but are provided under lease, license, IRUs or other agreements, including Right-of-Way Agreements between Qwest or the Qwest Subsidiaries and third persons or entities.

        "Liens" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

        "MCI Benefit Plans" means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any "employee benefit plan," as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of MCI or any MCI Subsidiary that is maintained or contributed to by MCI or any MCI Subsidiary, or with respect to which any of them could incur material liability under the Code or ERISA or any similar non-U.S. law.

        "MCI Business" means the business and operations of MCI and the MCI Subsidiaries as currently conducted.

        "MCI Common Stock" means the common stock, $.01 par value, of MCI.

        "MCI Financial Statements" means the consolidated financial statements of MCI and the MCI Subsidiaries included in the MCI SEC Documents together, in the case of year-end statements, with reports thereon by KPMG LLP, the independent auditors of MCI, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of shareholders' equity and a consolidated statement of cash flows, and accompanying notes.

        "MCI Material Adverse Effect" means a material adverse effect on (i) the business, financial condition or results of operations of MCI and its Subsidiaries, taken as a whole, other than any such effect relating to or resulting from (x) changes or conditions affecting the economy or financial markets in general or changes in political or regulatory conditions generally, (y) general changes in the segments of the telecommunications industry in which MCI or any of its Subsidiaries operates or (z) the announcement or consummation of this Agreement or (ii) the ability of MCI to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

        "MCI Restricted Share" shall mean each share of restricted MCI Common Stock granted and awarded pursuant to an MCI Benefit Plan.

        "MCI Rights" means the rights distributed to the holders of MCI Common Stock pursuant to the MCI Rights Agreement.

        "MCI Rights Agreement" means the rights agreement, dated as of April 20, 2004 between MCI and The Bank of New York, as rights agent.

        "Nasdaq" means The NASDAQ National Market.

        "Network Facilities" means all of an entity's and its Subsidiaries' material network facilities (including, cable, wires, conduits, switches, and other equipment and facilities) and related material operating support systems, network operations centers, and land and buildings. For purposes of this definition "material" shall mean any network facility the absence of which would materially and adversely affect the ability of such entity or its Subsidiaries to use its domestic or international networks, respectively, taken as a whole, in the manner and scope in which such respective network is currently being used.

        "Network Facility Agreement" means agreements under which third Persons provide Network Facilities to an entity and its Subsidiaries, including leases, licenses, IRUs and Right-of-Way-Agreements.

        "NYSE" means The New York Stock Exchange.

        "Order" means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal, applicable to an entity or its Subsidiary.

        "other party" means, with respect to MCI, Qwest and means, with respect to Qwest, MCI, unless the context otherwise requires.

        "Owned Network Facilities" means Network Facilities that are owned by an entity or its Subsidiaries.

        "Paid Specified Included Liabilities Amount" means the amount of cash in U.S. dollars that has actually been spent from and after January 1, 2005 through the Closing Date to satisfy Specified Included Liabilities. If any such cash has been spent in a currency other than the U.S. dollar, such amount shall be translated into U.S. dollars using the closing spot exchange rate on the date of payment.

        "Permitted Liens" means (i) any liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar liens, (iii) pledges or deposits in connection with workers' compensation, unemployment insurance, and other social security legislation and (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business or, in the case of MCI or any MCI Subsidiary, or Qwest or any Qwest Subsidiary, incurred in a commercially reasonable manner consistent with industry practice, which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto.

        "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

        "Qwest Benefit Plans" means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any "employee benefit plan," as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of Qwest or any Qwest Subsidiary that is maintained or contributed to by Qwest or any Qwest Subsidiary, or with respect to which any of them could incur material liability under the Code or ERISA or any similar non-U.S. law.

        "Qwest Business" means the business and operations of Qwest and the Qwest Subsidiaries as currently conducted.

        "Qwest Common Stock" means the common stock, $.01 par value, of Qwest.

        "Qwest Financial Statements" means the consolidated financial statements of Qwest and the Qwest Subsidiaries included in the Qwest SEC Documents together, in the case of year-end statements, with reports thereon by KPMG LLP, the independent auditors of Qwest, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of shareholders' equity and a consolidated statement of cash flows, and accompanying notes.

        "Qwest Material Adverse Effect" means a material adverse effect on (i) the business, financial condition or results of operations of Qwest and its Subsidiaries, taken as a whole, other than any such effect relating to or resulting from (x) changes or conditions affecting the economy or financial markets in general or changes in political or regulatory conditions generally, (y) general changes in the segments of the telecommunications industry in which Qwest or any of its Subsidiaries operates or (z) the announcement or consummation of this Agreement or (ii) the ability of Qwest to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

        "Qwest Restricted Share" shall mean each share of restricted Qwest Common Stock granted and awarded pursuant to a Qwest Benefit Plan.

        "Qwest Rights" means the rights distributed to the holders of Qwest Common Stock pursuant to the Qwest Rights Agreement.

        "Qwest Rights Agreement" means the rights agreement, dated as of the date hereof, between Qwest and The Bank of New York, as rights agent.

        "Release" means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including without limitation, the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

        "Restoring Trust" means the August 26, 2003 report entitled "Restoring Trust" issued by the Corporate Monitor of MCI appointed by the U.S. District Court for the Southern District of New York.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Software" means any and all computer software, including application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

        "Specified Included Liabilities" means, without duplication, all Bankruptcy Claims and Specified International Tax Liabilities.

        "Specified Included Liabilities Amount" means, without duplication, the sum of (x) the Paid Specified Included Liabilities Amount and (y) the Final Remaining Specified Included Liabilities Amount.

        "Specified International Tax Liabilities" means all liabilities (whether accrued, contingent, asserted or unasserted) in respect of any Tax imposed on or measured by income (including interest and penalties thereon) imposed by any Taxing Authority of any jurisdiction other than the United States or any political subdivision thereof with respect to any period or portion thereof ending on or prior to April 20, 2004.

        "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

        "Tax" (and with the correlative meaning "Taxes") shall mean (A) all federal, state, local or foreign net income, franchise, gross income, sales, use, ad valorem, property, gross receipts, license, capital stock, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes or similar charges, fees, levies, imposts, customs, duties, licenses and other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, transferor liability, successor liability or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person.

        "Taxing Authority" means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

        "Tax Return" means all federal, state, local and foreign tax returns, estimates, information statements and reports relating to Taxes.

        "Trade Secrets" means all inventions (whether or not patentable), discoveries, processes, procedures, designs, formulae, trade secrets, know-how, Software, ideas, methods, research and development, data, databases, confidential information and other proprietary or non-public information and data.

[Signature Page Follows]

        IN WITNESS WHEREOF, Qwest and MCI have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

QWEST COMMUNICATIONS INTERNATIONAL INC.
By:	/s/ RICHARD C. NOTEBAERT
Name:	Richard C. Notebaert
Title:	Chairman and Chief Executive Officer
MCI, INC.
By:
Name:
Title:

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  Exhibit A
AGREEMENT AND PLAN OF MERGER DATED AS OF APRIL 5, 2005 BETWEEN QWEST COMMUNICATIONS INTERNATIONAL INC. AND MCI, INC.
TABLE OF CONTENTS
LIST OF EXHIBITS
INDEX OF DEFINED TERMS
AGREEMENT AND PLAN OF MERGER
ARTICLE I THE MERGERS; CERTAIN RELATED MATTERS
ARTICLE II EXCHANGE OF CERTIFICATES
ARTICLE III REPRESENTATIONS AND WARRANTIES OF MCI
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF QWEST
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS
ARTICLE VI ADDITIONAL AGREEMENTS
ARTICLE VII CONDITIONS PRECEDENT
ARTICLE VIII TERMINATION AND AMENDMENT
ARTICLE IX GENERAL PROVISIONS